Exhibit 4.39

RUSORO MINING LTD.

- and -

GOLD FIELDS NETHERLANDS SERVICES B.V.

COMBINATION AGREEMENT

October 11, 2007

McCarthy Tétrault LLP

Suite 4700

Toronto Dominion Bank Tower

Toronto, Ontario, Canada

M5K 1E6

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc	10
1.3	Currency	10
1.4	Number, etc	10
1.5	Statutory References	10
1.6	Date for Any Action	10
1.7	Schedules	11

ARTICLE 2 - THE TRANSACTION		11
2.1	Pre-Merger Implementation Steps by GF Netherlands	11
2.2	Pre-Merger Implementation Steps by Rusoro	12
2.3	Joinder Agreement	13
2.4	The Merger	14
2.5	Post-Merger Transactions	16
2.6	Mediation of Disputes Relating to Certain Values	17
2.7	Filing Statement and Related Documents	18
2.8	Preparation of Filings	19

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES		20
3.1	Representations and Warranties of GF Netherlands	20
3.2	Representations and Warranties of Rusoro	26
3.3	Investigation	31
3.4	Survival	32

ARTICLE 4 - CONDUCT OF BUSINESS		32
4.1	Conduct of Business by Rusoro	32
4.2	Conduct of Business by the Acquired Companies	34
4.3	Access and Consultation During the Interim Period	36
4.4	Access by GF Netherlands Following the Effective Date	37
4.5	Intercompany Indebtedness of Certain Direct Acquired Subsidiaries	37
4.6	Working Capital of the Indirect Acquired Subsidiaries	38

ARTICLE 5 - COVENANTS		38
5.1	Covenants of Rusoro	38
5.2	Covenants of GF Netherlands	41
5.3	Certain Employees	42
5.4	Additional Supporting Shareholders	42
5.5	Closing Matters	42

ARTICLE 6 - CONDITIONS		43
6.1	Mutual Conditions Precedent	43
6.2	Additional Conditions Precedent to the Obligations of GF Netherlands	43

6.3	Additional Conditions Precedent to the Obligations of Rusoro	45
6.4	Notice and Cure Provisions	46
6.5	Satisfaction of Conditions	46

ARTICLE 7 - TERMINATION, AMENDMENT AND WAIVER		46
7.1	Termination	46
7.2	Effect of Termination	47
7.3	Expenses	48
7.4	Amendment	48
7.5	Waiver	48

ARTICLE 8 - INDEMNIFICATION		48
8.1	Rusoro’s Indemnity of GF Netherlands	48
8.2	GF Netherlands’ Indemnity of Rusoro	49
8.3	Notification of and Participation in Claims	49
8.4	Threshold and Cap on Indemnity	49
8.5	Miscellaneous	49

ARTICLE 9 - GENERAL		50
9.1	Notices	50
9.2	Assignment	51
9.3	Binding Effect	51
9.4	No Other Warranties	51
9.5	Separate Warranties	51
9.6	Entire Agreement	51
9.7	Remedies and Waivers	52
9.8	No Personal Liability	52
9.9	Control of Other Party’s Business	53
9.10	Indemnification	53
9.11	Further Assurances	53
9.12	Public Statements	53
9.13	Governing Law	53
9.14	Invalidity of Provisions	53
9.15	Counterparts	54

SCHEDULE A - ACQUIRED COMPANIES
SCHEDULE B - FORM OF PLAN OF MERGER
SCHEDULE C - FORM OF SHAREHOLDER AGREEMENT
SCHEDULE D - FORM OF DEBENTURE

COMBINATION AGREEMENT

THIS AGREEMENT is made as of October 11, 2007

BETWEEN:

RUSORO MINING LTD., a corporation existing under the laws of the Province of British Columbia (hereinafter referred to as “Rusoro”)

- and -

GOLD FIELDS NETHERLANDS SERVICES B.V., a corporation existing under the laws of the Netherlands (hereinafter referred to as “GF Netherlands”)

WHEREAS Rusoro wishes to acquire, through a wholly-owned subsidiary, from GF Netherlands all of the shares of the Acquired Companies, being certain direct and indirect subsidiaries of GF Netherlands which collectively hold all of GF Netherlands’ mining assets located in Venezuela;

AND WHEREAS the parties wish to effect such acquisition by implementing the Merger and taking certain other steps in accordance with the terms of this Agreement;

AND WHEREAS the Supporting Shareholders, who collectively beneficially own or have voting and dispositive power over a majority of the Rusoro Shares, have entered into the Support Agreement and have thereby agreed to support the Transaction;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“Acquired Companies” means, collectively, the Direct Acquired Subsidiaries and the Indirect Acquired Subsidiaries;

“Acquired Companies Governing Documents” means the certificate and articles of incorporation (or equivalent constitutional documents) of each of the Acquired Companies, as amended, and the by-laws of each of the Acquired Companies, where applicable and as amended;

“Acquired Companies Personnel Obligations” means any obligations or liabilities of any of the Acquired Companies to pay any amount to their officers, directors, employees and consultants, other than for salary, bonuses under existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, the Acquired Companies Personnel Obligations shall include the obligations of any of the Acquired Companies to their directors, officers, employees and consultants for payments on or in connection with any change of Control of any Acquired Companies pursuant to any change of Control agreements, policies or arrangements, including any payments disclosed in the GF Netherlands Disclosure Letter;

“ADR Notice” has the meaning ascribed thereto in section 2.6;

“Affiliate” means, in respect of any Person, another Person if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is Controlled by the same Person;

“Agreement” means this Combination Agreement, as it may be amended from time to time;

“Applicable Laws” or “Laws” means any applicable laws including supranational, national, federal, provincial, territorial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Body;

“BCBCA” means the Business Corporations Act (British Columbia);

“Books and Records” means all technical, financial, accounting, business, tax and employee information, records and files, in any form whatsoever (including in written, printed or electronic form) of the Acquired Companies, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, employee data and records, deeds, certificates, contracts, surveys, title and legal opinions, records of payment, asset documentation, written employment manuals and employment policies;

“Business Day” means any day on which commercial banks are open for business in each of Vancouver, British Columbia, Amsterdam, The Netherlands, Road Town, British Virgin Islands and Johannesburg, South Africa other than a Saturday, a Sunday or a statutory holiday under Applicable Laws;

“BVI Act” means the BV1 Business Companies Act, 2004;

“CEDR” has the meaning ascribed thereto in section 2.6;

“Claimant” has the meaning ascribed thereto in section 8.3;

“Completion Time” means the earliest time at which all of the transactions contemplated by sections 2.1 through 2.5 inclusive shall have been completed;

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person;

“Debenture” means the convertible debenture to be issued by Rusoro (or an Affiliate of Rusoro if Rusoro has guaranteed the obligations of such Affiliate to the satisfaction of GF Netherlands acting reasonably) in favour of GF Netherlands (or an Affiliate of GF Netherlands) as of the Effective Date in the form attached as Schedule D;

“Direct Acquired Subsidiaries” means, collectively, the companies details of which are set out in Part 1 of Schedule A;

“Effective Date” means the date upon which (i) the Merger shall become effective (as established by the date of issue shown on the certificate of merger issued by the Registrar of Corporate Affairs appointed under the BVI Act) and (ii) the transactions contemplated by sections 2.4 and 2.5 shall be completed, which shall be not later than the second Business Day following the satisfaction or waiver of all of the Release Conditions, or such other date as GF Netherlands and Rusoro may agree in writing, provided that, in each case, each of the conditions set forth in Article 6 hereof shall have been satisfied or waived on or by the Effective Date;

“Effective Time” means the time on the Effective Date at which the Merger becomes effective under British Virgin Islands law, being the time at which the executed Plan of Merger, together with all documents required to be filed therewith and the requisite fees, shall have been validly and properly filed with the Registrar of Corporate Affairs appointed under the BVI Act;

“Environmental Laws” means any Applicable Law, ordinance, code, rule, or other official requirement of any Governmental Body regulating or imposing liability or standards of conduct concerning (i) the environment, or emissions, discharges, releases or threatened releases into the environment, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of solid waste, waste water, pollutants, contaminants, chemicals or any Hazardous Substance, or (iii) the reclamation or remediation of disturbed land;

“Equity Financing” has the meaning ascribed thereto in section 2.2(b);

“Equity Financing Agreements” has the meaning ascribed thereto in section 5.1(d)(i)(A);

“Excess Cash” has the meaning ascribed thereto in section 2.5(a)(ii);

“Existing Rusoro Warrants” means, collectively, all outstanding share purchase warrants of Rusoro exercisable for Rusoro Shares and comprising, (i) 5,833,336 warrants governed by a warrant indenture between Rusoro and Pacific Corporate Trust Company dated November 7, 2006 (ii) 9,216,793 warrants governed by a warrant indenture between Rusoro and Computershare Trust Company of Canada dated March 4, 2007; (iii) 5,000,000 warrants expiring November 30, 2008 and (iv) 347,059 additional warrants expiring February 12, 2008;

“Expert” has the meaning ascribed thereto in section 2.6;

“Filing Statement” means a filing statement (as defined in the TSX Venture Exchange Corporate Finance Manual) or similar public disclosure document of Rusoro in respect of the Transaction prepared in accordance with the requirements of the TSXV and filed with Canadian securities regulatory authorities in accordance with Applicable Laws;

“Financial Statements” means (i) in the case of Rusoro, the audited consolidated financial statements of Rusoro for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Rusoro for the six month period ended June 30, 2007, each as filed with Canadian securities regulatory authorities and (ii) in the case of the Acquired Companies, the unaudited (consolidated where applicable) financial statements of each of the Direct Acquired Subsidiaries for the year ended June 30, 2007, copies of which have been provided by GF Netherlands to Rusoro, consisting for each of Rusoro and each Directly Acquired Subsidiary, respectively, of a balance sheet as at each relevant date and a statement of income and a statement of cash flows for the period ended on each relevant date, together with all notes thereto and, where audited, the report of the auditors thereon;

“GF Loan Amount” has the meaning ascribed thereto in section 2.1(b)(i);

“GF Mergeco” has the meaning ascribed thereto in section 2.1(a);

“GF Mergeco Loan” has the meaning ascribed thereto in section 2.1(b)(i);

“GF Mergeco Shares” has the meaning ascribed thereto in section 2.1(a);

“GF Netherlands Disclosure Letter” means the confidential letter dated as of the date hereof and delivered by GF Netherlands to Rusoro concurrently with the execution and delivery of this Agreement and signed by GF Netherlands and Rusoro;

“GF Survivorco” has the meaning ascribed thereto in section 2.4;

“GF Survivorco Shares” has the meaning ascribed thereto in section 2.4(c)(x);

“GF Survivorco Share Consideration” has the meaning ascribed thereto in section 2.4(d)(vi)(A);

“Gold Fields” means Gold Fields Limited, a corporation existing under the laws of South Africa of which GF Netherlands is a wholly-owned indirect subsidiary;

“Gold Fields Public Disclosure” means, collectively, all public disclosure documents filed as of the date hereof by Gold Fields under applicable securities laws and stock exchange rules;

“Governmental Approvals” means any authorization, consent, approval, licence, ruling, permit, concession, certification, exemption, filing, variance, order, judgment, decree, publication, notice to, declaration of or with or registration by or with any Governmental Body;

“Governmental Body” means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, including securities commissions, stock exchanges, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant or waste of any nature, hazardous substance, hazardous material, toxic substance or dangerous substance as defined, judicially interpreted or identified in or for the purposes of any Environmental Laws;

“Indemnitor” has the meaning ascribed thereto in section 8.3;

“Indirect Acquired Subsidiaries” means, collectively, the companies details of which are set out in Part 2 of Schedule A;

“Interim Period” means the period between the close of business in Caracas, Venezuela on the date of this Agreement and the earlier of the Completion Time and the date upon which this Agreement is terminated in accordance with Article 7;

“Interim Period Intercompany Indebtedness” has the meaning ascribed thereto in section 4.5(b);

“Joinder Agreement” has the meaning ascribed thereto in section 2.3;

“knowledge”, with respect to any party to this Agreement, means knowledge of any officer or director of such party after due inquiry, and for greater certainty, where a representation or warranty refers to the knowledge of more than one party, each such party is giving such representation and warranty to its own knowledge only and knowledge of one such party shall not be imputed to any other such party;

“Knowledge of Exco” means, in relation to any representation or warranty of GF Netherlands in this Agreement which is expressed to be to such knowledge, actual knowledge of each member of the Executive Committee of Gold Fields at the time such representation and warranty is made, without any independent investigation or inquiry, which actual knowledge is solely on the basis that such individual has not received any actual notice, information or report which has led him or her to conclude that such representation and warranty is incorrect;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse claims;

“Material Adverse Effect” means, in respect of any Person or group of Persons, any change, effect, event, development, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, liabilities (including contingent liabilities), rights (contractual or otherwise), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that Person or group of Persons or that would materially impair, in the case of a party to this Agreement, the ability of such party to perform its obligations under this Agreement in any material respect, other than any change, effect, event, development, occurrence or state of facts relating to (i) any change in general economic conditions in Canada, the United States, South Africa or Venezuela or any change in the securities, financial, banking or currency exchange markets of Canada, the United States, South Africa or Venezuela; (ii) any change or development resulting from any act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) or any natural disaster; (iii) any change in the price of gold or any change affecting the gold mining industry or the mining industry, in each case globally or in Venezuela; (iv) any change in the commercial attractiveness of holding mining rights or properties, or carrying on exploration, development, mining or related activities, in Venezuela, whether generally or in relation to any of the specific properties or assets held by either of the parties or their subsidiaries, and whether arising from economic, financial, political, social or other reasons; (v) the announcement of the entering into of this Agreement, or (vi) in the case of Rusoro, any change in the trading volume or market price of the common shares of Rusoro primarily resulting from a change, effect, event, development or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iii), (iv) or (v) hereof; provided, however, that:

(a)	in the case of a Material Adverse Effect in respect of the Rusoro Group, any such change referred to in clause (i), (ii), (iii) or (iv) hereof does not primarily relate only to (or have the effect of primarily relating only to) Rusoro and its subsidiaries, taken as a whole, or disproportionately adversely affect Rusoro and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Rusoro and its subsidiaries operate;

(b)	in the case of a Material Adverse Effect in respect of the Indirect Acquired Subsidiaries, no effect shall be given to clause (iv) hereof (and for greater certainty, any reference to a Material Adverse Effect in respect of the Acquired Companies or the Direct Acquired Subsidiaries shall not be considered to be a reference to a Material Adverse Effect in respect of the indirect Acquired Subsidiaries for this purpose); and

(c)	no change, effect, event, development, occurrence or state of facts or combination thereof shall be considered a Material Adverse Effect unless it is reasonable to conclude that the resulting financial impact on the business, operations, results of operations, liabilities (including contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), capital, properties, assets or financial condition of that Person is at least US$60,000,000;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Merger” means the merger of Rusoro Mergeco into GF Mergeco on the Effective Date pursuant to the terms of this Agreement and the Plan of Merger;

“Most Recent Balance Sheet” means, in the case of any Direct Acquired Subsidiary, the unaudited (consolidated where applicable) balance sheet of such Direct Acquired Subsidiary as at June 30, 2007 and, in the case of Rusoro, the unaudited interim consolidated balance sheet of Rusoro as at June 30, 2007, each forming part of the Financial Statements;

“Net Proceeds” has the meaning ascribed thereto in section 2.5(a)(i);

“New Rusoro Warrant” has the meaning ascribed thereto in section 2.4(d)(iii);

“New Rusoro Warrant Price” has the meaning ascribed thereto in section 2.4(d)(v);

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

“Outside Date” means December 31, 2007 or such other date as may be agreed in writing between the parties;

“party” means, unless the context otherwise requires, a party to this Agreement;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or other entity however designated or constituted;

“Plan of Merger” means a Plan of Merger in form and substance satisfactory to GF Netherlands and Rusoro to be entered between Rusoro Mergeco and GF Mergeco dated as of the Effective Date giving effect to the Merger;

“Principal Amount” has the meaning ascribed thereto in section 2.5(a)(ii);

“Proceedings” has the meaning ascribed thereto in section 3.1(n);

“Proceeds” has the meaning ascribed thereto in section 2.2(b);

“Release Conditions” means, collectively, the conditions, as set out in the Subscription Receipt Agreement, to the deemed exercise of the Subscription Receipts contemplated by section 2.2(b);

“Rusoro Disclosure Letter” means the confidential letter dated as of the date hereof and delivered by Rusoro to GF Netherlands concurrently with the execution and delivery of this Agreement and signed by Rusoro and GF Netherlands;

“Rusoro Governing Documents” means the certificate and articles of incorporation of Rusoro, as amended, and the by-laws of Rusoro, as amended;

“Rusoro Group” and “Rusoro Group Company” have the respective meanings ascribed thereto in section 3.2(a);

“Rusoro Loan” and “Rusoro Loan Amount” have the respective meanings ascribed thereto in section 2.2(d)(i);

“Rusoro Mergeco” has the meaning ascribed thereto in section 2.2(a);

“Rusoro Mergeco Shares” has the meaning ascribed thereto in section 2.2(a);

“Rusoro Mergeco Unit” has the meaning ascribed thereto in section 2.2(b);

“Rusoro Mergeco Warrant” has the meaning ascribed thereto in section 2.2(b);

“Rusoro Options” means, collectively, options granted to purchase Rusoro Shares under the Rusoro Stock Option Plan;

“Rusoro Personnel Obligations” means any obligations or liabilities of Rusoro or any of its subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Rusoro Personnel Obligations shall include the obligations of Rusoro or any of its subsidiaries to directors, officers, employees and consultants:

(a)	for payments on or in connection with any change of Control of Rusoro pursuant to any change of Control agreements, policies or arrangements, including the payments specified herein; and

(b)	for special incentive bonus payments and commitments as previously disclosed in writing to GF Netherlands in the Rusoro Disclosure Letter;

“Rusoro Public Disclosure” means, collectively, all public disclosure documents filed as of the date hereof by Rusoro under applicable securities laws and stock exchange rules;

“Rusoro Share Consideration” has the meaning ascribed thereto in section 2.4(d)(vi)(B);

“Rusoro Shareholder” means a beneficial owner of Rusoro Shares;

“Rusoro Shares” means the common shares in the capital of Rusoro;

“Rusoro Stock Option Plan” means the incentive stock option plan of Rusoro dated June 15,2006 and amended November 7, 2006;

“SARB” means the South African Reserve Bank, the central bank of the Republic of South Africa;

“Seconded Employees” has the meaning ascribed thereto in section 5.3;

“Securities Act” means the Securities Act (British Columbia), as now in effect and as it may be amended from time to time prior to the Effective Date;

“Shareholder Agreement” means the shareholder agreement to be entered between Rusoro and GF Netherlands dated as of the Effective Date in the form attached as Schedule C;

“Subscriber” has the meaning ascribed thereto in section 5.1(f);

“Subscription” and “Subscription Consideration” have the respective meanings ascribed thereto in section 2.5(a)(iii);

“Subscription Receipt Agent”, “Subscription Receipt Agreement” and “Subscription Receipts” have the respective meanings ascribed thereto in section 2.2(b);

“subsidiary” means a Person that is Controlled by another Person and includes a subsidiary of that Person;

“Support Agreement” means the support agreement dated as of the date hereof between GF Netherlands and the Supporting Shareholders whereby each of the parties thereto other than GF Netherlands irrevocably agrees, among other things, to vote his, her or its Rusoro Shares in favour of the Transaction in any action or approval by Written Consent;

“Supporting Shareholders” means those holders of Rusoro Shares who have executed the Support Agreement as of the date hereof, together with any additional holders of Rusoro Shares who may execute the Support Agreement subsequent to the date hereof;

“Tax Act” means the Income Tax Act (Canada) and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Body or authority, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Warranty Expiry Time” has the meaning ascribed thereto in section 3.4(b);

“Technical Report” means an independent technical report concerning the material mineral properties of the Acquired Companies prepared in compliance with NI 43-101;

“Transaction” means, collectively, the Merger, the issuance of the Debenture (if any), the Subscription and all other transactions contemplated by this Agreement in connection therewith;

“TSXV” means the TSX Venture Exchange;

“Underwriters” has the meaning ascribed thereto in section 2.2(b);

“U.S. Dollar Equivalent” of an amount determined as of any date means the amount resulting from the conversion of such amount into U.S. dollars using the average daily noon rate of exchange for Canadian dollars into U.S. dollars quoted by the Bank of Canada over the five Business Day period ended on the second Business Day immediately prior to the date of such determination.

“Working Capital Amount” has the meaning ascribed thereto in section 4.6; and

“Written Consent” has the meaning ascribed thereto in section 2.2(c).

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Agreement. Unless the context otherwise requires, the terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules and Appendices hereto) and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Currency

References to “C$” herein are to lawful money of Canada. References to “US$” or “U.S. dollars” herein are to lawful money of the United States of America.

1.4	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7	Schedules

The following Schedules to this Agreement are an integral part of this Agreement:

Schedule A:	Acquired Companies
Schedule B:	Form of Plan of Merger
Schedule C:	Form of Shareholder Agreement
Schedule D:	Form of Debenture

ARTICLE 2

THE TRANSACTION

2.1	Pre-Merger Implementation Steps by GF Netherlands

GF Netherlands covenants in favour of Rusoro that GF Netherlands shall:

(a)	as soon as reasonably practicable after the date of this Agreement, acquire the sole issued and outstanding share of a newly incorporated company incorporated pursuant to the BVI Act (“GF Mergeco”) whose memorandum and articles of association, authorized share capital (which shall include ordinary shares (the “GF Mergeco Shares”)), directors, officers, assets, liabilities and other attributes must be acceptable to Rusoro, acting reasonably. Immediately following the foregoing acquisition and immediately prior to the Effective Time, GF Mergeco shall have one issued and outstanding GF Mergeco Share, with a nominal value, that will be owned by GF Netherlands; and

(b)	prior to the Effective Time:

(i)	cause GF Mergeco to borrow from a financial institution or other lender (the “GF Mergeco Loan”), on a short-term basis in U.S. dollars and otherwise on terms acceptable to Rusoro, acting reasonably, an amount (the “GF Loan Amount”) equal to the cash consideration required to be paid by GF Mergeco to GF Netherlands pursuant to section 2.1(b)(ii) below, provided that no Affiliate of Gold Fields other than GF Mergeco shall be required to provide any guarantee of, or assume any other obligations whatsoever in connection with, the GF Mergeco Loan; and

(ii)	immediately following the borrowing by GF Mergeco of an amount equal to the GF Loan Amount pursuant to section 2.1(b)(i), sell all of the issued and outstanding shares in the Direct Acquired Subsidiaries to GF Mergeco for cash consideration equal to the fair market value of the Direct Acquired Subsidiaries at the time of such transfer;

or, if acceptable to Rusoro, acting reasonably, complete such alternative transactions as shall result in the same structure of indirect ownership of the Direct Acquired Subsidiaries by GF Netherlands as the foregoing transactions.

2.2	Pre-Merger Implementation Steps by Rusoro

Rusoro covenants in favour of GF Netherlands that Rusoro shall:

(a)	as soon as reasonably practicable after the date of this Agreement, cause to be incorporated pursuant to the B VI Act a direct wholly-owned subsidiary of Rusoro (“Rusoro Mergeco”) whose memorandum and articles of association, authorized and issued share capital (which shall include ordinary shares (the “Rusoro Mergeco Shares”)), directors, officers and other attributes must be acceptable to GF Netherlands, acting reasonably. Upon its incorporation, Rusoro Mergeco shall have one issued and outstanding Rusoro Mergeco Share, with a nominal value, that will be owned by Rusoro, and Rusoro Mergeco shall not issue any additional Rusoro Mergeco Shares except pursuant to the express terms of this Agreement;

(b)	subject to this section 2.2(b), by the end of the Business Day immediately after the date of this Agreement, execute (for and on behalf of Rusoro Mergeco), or cause Rusoro Mergeco to execute, an initial “bought deal” equity financing agreement with one or more investment dealers (collectively, the “Underwriters”) for a private placement (the “Equity Financing”) of subscription receipts (the “Subscription Receipts”) for gross proceeds (the “Proceeds”) of not less than C$160,000,000. Upon the closing of the Equity Financing, the Proceeds will be placed into escrow with the trustee (the “Subscription Receipt Agent”) appointed under the subscription receipt agreement governing the terms of the Subscription Receipts (the “Subscription Receipt Agreement”) pending the satisfaction of the Release Conditions, provided that any release of the Proceeds from escrow shall occur only if:

(i)	first, GF Netherlands and Rusoro agree that all of the conditions to closing of the transactions contemplated by this Agreement set out in sections 6.1 (except for sections 6.1(b) and 6.1(f)), 6.2 (except for sections 6.2(a), 6.2(b), 6.2(c) and 6.2(h)) and 6.3(d) have been satisfied or waived and shall have delivered a joint certificate to each other to such effect; and

(ii)	subsequently, Rusoro and the Underwriters agree that all of the Release Conditions have been satisfied or waived and shall have delivered a joint certificate to the Subscription Receipt Agent to such effect;

whereupon the Subscription Receipts will be automatically deemed to be exercised and the Proceeds will be paid to Rusoro Mergeco immediately prior to the Effective Time. Each Subscription Receipt will be exercisable into one unit (each, a “Rusoro Mergeco Unit”) consisting of one Rusoro Mergeco Share and a number (which shall not be greater than one) of share purchase warrants (each, a “Rusoro Mergeco Warrant”), with each whole Rusoro Mergeco Warrant being exercisable into one Rusoro Mergeco Share. The number and price of the Subscription Receipts, the number of Rusoro Mergeco Warrants to be issued upon the exercise of each Subscription Receipt and the expiry date, exercise price and other terms of the Rusoro Mergeco Warrants, and all other commercial terms of the Equity Financing, including the form and substance of the initial “bought deal” equity financing agreement referred to above in this section 2.2(b), shall be subject to the prior written approval of GF Netherlands, and GF Netherlands shall provide or deny such approval, in each case acting reasonably, as soon as practicable and in any event on the same Business Day that a copy of such proposed agreement is provided to, and such approval is requested by, Rusoro. All other material documents to be entered into by Rusoro or Rusoro Mergeco in connection with the Equity Financing, including the definitive agency agreement with the Underwriters, the Subscription Receipt Agreement and the forms of Subscription Receipt and Rusoro Mergeco Warrant certificates to be issued to holders, must be acceptable to GF Netherlands and its counsel, acting reasonably, who shall be provided on a timely basis with drafts of all such documents for their review and comment;

(c)	within five Business Days after the date on which the TSXV notifies Rusoro in writing of its acceptance of the Filing Statement, obtain written consent to the Transaction from Rusoro Shareholders holding such specified majority of the outstanding Rusoro Shares as is required under TSXV rules in connection with the Transaction (the “Written Consent”); and

(d)	except as provided in section 2.6, prior to the Effective Time:

(i)	borrow from a person resident in Canada for purposes of the Tax Act (the “Rusoro Loan”), on a short-term basis and in U.S. dollars, an amount (the “Rusoro Loan Amount”) equal to the GF Loan Amount less the excess of US$180,000,000 over the Principal Amount (as hereinafter defined), if any, and GF Netherlands agrees to cooperate in a commercially reasonable manner with Rusoro in connection with obtaining the Rusoro Loan; and

(ii)	use the Rusoro Loan Amount to subscribe for such number of Rusoro Mergeco Shares (at a price per share equal to the price paid per Rusoro Mergeco Share in connection with the exercise of the Subscription Receipts (such price per share to be determined based on a reasonable allocation of the price of a Rusoro Mergeco Unit between the constituent Rusoro Mergeco Share and Rusoro Mergeco Warrants which allocation must be acceptable to each of Rusoro and GF Netherlands, acting reasonably), as have an aggregate subscription price equal to the Rusoro Loan Amount.

2.3	Joinder Agreement

As soon as reasonably practicable after the later of the date of incorporation of Rusoro Mergeco and the date of GF Netherlands’ acquisition of the sole issued and outstanding share of GF Mergeco, and in any event prior to the Effective Date, Rusoro, Rusoro Mergeco, GF Netherlands and GF Mergeco will enter into an agreement (the “Joinder Agreement”) for the purpose of, and with the legal effect of, causing each of Rusoro Mergeco and GF Mergeco to become a party to this Agreement, from and after the date such Joinder Agreement is executed. Rusoro hereby agrees to, and will, cause Rusoro Mergeco to enter into the Joinder Agreement and GF Netherlands hereby agrees to, and will, cause GF Mergeco to enter into the Joinder Agreement.

2.4	The Merger

Forthwith after the later of (x) the deemed exercise of the Subscription Receipts and the payment of the Proceeds to Rusoro Mergeco in accordance with section 2.2(b) and the provisions of the Subscription Receipt Agreement, and (y) the transaction described in section 2.2(d)(ii), upon the terms and conditions set out herein and in the Plan of Merger, at the Effective Time, by way of a statutory merger under the BVI Act, Rusoro Mergeco will merge into GF Mergeco (which thereafter shall be referred to herein as “GF Survivorco” to distinguish GF Mergeco before and after the Merger, notwithstanding that it is the same legal entity both before and after the Merger), and the following will occur without any further authorization, act or formality:

(a)	the separate legal existence of GF Mergeco will not cease and GF Mergeco will survive the Merger;

(b)	without limiting the foregoing, at the Effective Time, the separate legal existence of Rusoro Mergeco will cease without Rusoro Mergeco being liquidated or wound-up, GF Mergeco and Rusoro Mergeco will continue as one company, and the property of Rusoro Mergeco will become the property of GF Survivorco;

(c)	from and after the Effective Time:

(i)	GF Survivorco will own and hold all property of GF Mergeco and Rusoro Mergeco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such Merger, and all obligations of GF Mergeco and Rusoro Mergeco, whether arising by contract or otherwise, may be enforced against GF Survivorco to the same extent as if such obligations had been incurred or contracted by it;

(ii)	GF Survivorco will continue to be liable for the obligations of GF Mergeco and Rusoro Mergeco;

(iii)	all rights, contracts, permits and interests of GF Mergeco and Rusoro Mergeco will continue as rights, contracts, permits and interests of GF Survivorco;

(iv)	any existing cause of action, claim or liability to prosecution of GF Mergeco and Rusoro Mergeco will continue as causes of action, claims or liabilities to prosecution of GF Survivorco;

(v)	a civil, criminal or administrative action or proceeding pending by or against GF Mergeco or Rusoro Mergeco may be continued by or against GF Survivorco;

(vi)	a conviction against, or ruling, order or judgment in favour of or against GF Mergeco or Rusoro Mergeco may be enforced by or against GF Survivorco;

(vii)	GF Survivorco will be a wholly-owned subsidiary of Rusoro;

(viii)	the name of GF Survivorco will be the name of GF Mergeco;

(ix)	the registered and records office of GF Survivorco will be the registered and records office of GF Mergeco;

(x)	GF Survivorco will be authorized to issue an unlimited number of ordinary shares (the “GF Survivorco Shares”);

(xi)	the memorandum of association and articles of association of GF Survivorco will be those of GF Mergeco; and

(xii)	the directors of GF Survivorco will be the directors of GF Mergeco;

(d)	effective at the Effective Time:

(i)	each of the issued and outstanding Rusoro Mergeco Shares owned by Rusoro immediately before the Effective Time will be exchanged for one fully paid and non-assessable GF Survivorco Share, and such Rusoro Mergeco Shares will be cancelled without any repayment of capital in respect thereof;

(ii)	each of the issued and outstanding Rusoro Mergeco Shares owned by holders other than Rusoro immediately before the Effective Time will be exchanged for a right granted by and as against GF Survivorco to receive one fully paid and non-assessable Rusoro Share, and such Rusoro Mergeco Shares will be cancelled without any repayment of capital in respect thereof;

(iii)	each of the outstanding Rusoro Mergeco Warrants owned by holders other than Rusoro, if any, immediately before the Effective Time will be exchanged for a right granted by and as against GF Survivorco to receive one common share purchase warrant of Rusoro (each, a “New Rusoro Warrant”), each such New Rusoro Warrant being exercisable into one Rusoro Share and otherwise on terms identical to those applicable to the Rusoro Mergeco Warrants, and such Rusoro Mergeco Warrants will be cancelled without any repayment of capital in respect thereof;

(iv)	each of the issued and outstanding GF Mergeco Shares immediately before the Effective Time will be exchanged for a right granted by and as against GF Survivorco to receive one fully paid and non-assessable Rusoro Share, and such GF Mergeco Shares will be cancelled without any repayment of capital in respect thereof;

(v)

in satisfaction of GF Survivorco’s obligations described in sections 2.4(d)(ii), (iii) and (iv), GF Survivorco will direct Rusoro to, and Rusoro will, on behalf of GF Survivorco, issue and deliver the required number of Rusoro Shares and New Rusoro Warrants to the holders of Rusoro Mergeco Shares, Rusoro Mergeco Warrants and GF Mergeco Shares, as the case maybe, immediately before the Effective Time, and as consideration for such issuance and delivery by Rusoro, GF Survivorco will issue and deliver to Rusoro (x) for each Rusoro Share so issued, one GF Survivorco Share and (y) for each New Rusoro Warrant so issued, such number of GF Survivorco Shares as the parties acting reasonably shall agree, prior to the Effective Time, is equal to the fair market value of a New Rusoro Warrant immediately before the Effective Time (the “New Rusoro Warrant Price”), and each of the New Rusoro Warrants shall be issued for a price equal to the New Rusoro Warrant Price;

(vi)	the new GF Survivorco Shares and the Rusoro Shares issued pursuant to section 2.4(d)(v) will be issued for the following aggregate prices:

(A)	in the case of the new GF Survivorco Shares so issued, an aggregate price (the “GF Survivorco Share Consideration”) equal to the aggregate of (x) the aggregate fair market value of the GF Mergeco Shares issued and outstanding immediately before the Effective Time, (y) the aggregate fair market value of the Rusoro Mergeco Shares issued and outstanding immediately before the Effective Time, and (z) the aggregate fair market value of the Rusoro Mergeco Warrants outstanding immediately before the Effective Time; and

(B)	in the case of the Rusoro Shares so issued, an aggregate price (the “Rusoro Share Consideration”) equal to the GF Survivorco Share Consideration less the aggregate of (x) the fair market value of the Rusoro Mergeco Shares owned by Rusoro immediately before the Effective Time, and (y) the New Rusoro Warrant Price multiplied by the number of New Rusoro Warrants issued pursuant to section 2.4(d)(v);

and all such fair market values will be determined immediately before the Effective Time and the GF Survivorco Share Consideration and the Rusoro Share Consideration will each be agreed to by the parties prior to the Effective Time; and

(vii)	the aggregate amount in Canadian dollars added to the stated capital account maintained by Rusoro for the Rusoro Shares, in accordance with the provisions of the BCBCA, in connection with the issuance of the Rusoro Shares issued pursuant to section 2.4(d)(v) will be equal to the Rusoro Share Consideration, computed using the Bank of Canada daily noon rate of exchange for U.S. dollars into Canadian dollars on the Effective Date;

provided that none of the foregoing in this section 2.4 will occur or be deemed to occur unless all of the foregoing occurs.

2.5	Post-Merger Transactions

(a)	Immediately following the Effective Time, the parties will complete the following transactions:

(i)	GF Survivorco will (x) convert the Proceeds net of any commissions or fees paid or payable to the Underwriters in connection with the Equity Financing, (the “Net Proceeds”) into U.S. dollars, and (y) use such U.S. dollar equivalent of the Net Proceeds, together with the Rusoro Loan Amount and any additional amount required (which shall be funded from Rusoro’s cash resources), to repay in full the GF Mergeco Loan.

(ii)	GF Netherlands will lend to Rusoro an amount equal to the excess, if any (such excess, if any, the “Principal Amount”), of US$30,000,000 over an amount equal to the Excess Cash, where “Excess Cash” means an amount designated by Rusoro equal to at least one-half of the amount, if any, by which the U.S. Dollar Equivalent of the Proceeds (which for greater certainty, will, for purposes of this section 2.5(a)(ii), include any funds raised by Rusoro Mergeco by means of the exercise of any over-allotment option granted in connection with the Equity Financing) determined as of the date of such loan exceeds US$185,000,000. Provided that the Principal Amount is not nil, Rusoro will issue and deliver to GF Netherlands the Debenture with a principal amount equal to the Principal Amount.

(iii)	GF Netherlands will subscribe (the “Subscription”) for 140,000,000 Rusoro Shares for an aggregate subscription price in U.S. dollars equal to the GF Loan Amount less US$180,000,000 (the “Subscription Consideration”). In connection with the Subscription, Rusoro shall add to the stated capital account maintained by Rusoro for the Rusoro Shares, in accordance with the provisions of the BCBCA, an amount equal to the Canadian dollar equivalent of the Subscription Consideration, computed using the Bank of Canada daily noon rate of exchange for U.S. dollars into Canadian dollars on the date of the Subscription.

(iv)	Rusoro will use the Principal Amount and the Subscription Consideration and any additional amount required (which shall be funded from Rusoro’s cash resources) to repay the Rusoro Loan.

2.6	Mediation of Disputes Relating to Certain Values

If any dispute arises prior to the Effective Date in connection with any prices, amounts or values to be determined in this Article 2, including fair market values or allocated amounts to be agreed between the parties, the parties shall submit such dispute to mediation by an impartial person (the “Expert”) in accordance with the Centre for Effective Dispute Resolution (“CEDR”) Model Mediation Procedure. Unless otherwise agreed between the parties, the Expert shall have experience satisfactory to the parties in accounting and/or business valuation matters. To initiate mediation, a party must give notice in writing (the “ADR Notice”) to the other party to the dispute requesting mediation. A copy of the request should be sent to the CEDR. The mediation will commence not later than 30 calendar days after the date of the ADR Notice. No party may commence any court proceedings or arbitration in relation to any dispute arising out of the determination of a value in this Article 2 until it has attempted to settle the dispute by mediation and either the mediation has terminated or the other party has failed to participate in the mediation, provided that the right to issue proceedings is not prejudiced by a delay.

2.7	Filing Statement and Related Documents

(a)	Rusoro shall prepare and complete, in consultation with GF Netherlands, the Filing Statement together with any other documents required by the BCBCA, the Securities Act or other Applicable Laws in connection with the Transaction and the seeking of the Written Consent and Rusoro shall cause the Filing Statement and other documentation required in connection with the seeking of the Written Consent to be sent to each of the Supporting Shareholders and all other Rusoro Shareholders from whom such Written Consent is sought and to be filed as required by the rules of the TSXV or other Applicable Laws. For the avoidance of doubt, Rusoro shall be required to file the Technical Report with the TSXV and other Canadian securities regulators in connection with the Transaction. Rusoro agrees to cause the Technical Report to be prepared and to file it within 3 Business Days following it being jointly determined by Rusoro and GF Netherlands that the Technical Report is in form and substance acceptable for filing. Rusoro will file a signed Filing Statement with the TSXV within 10 Business Days following the later of it being jointly determined by Rusoro and GF Netherlands that the Technical Report is in form and substance acceptable for filing and the delivery by GF Netherlands of the historical financial statements for the Acquired Companies required to be included in the Filing Statement. In the event that Rusoro fails to meet the foregoing timetable for any reason, Rusoro hereby grants GF Netherlands a power of attorney to do all things necessary on behalf of Rusoro and its Affiliates for the sole purpose of ensuring the Technical Report is completed as soon as practicable.

(b)	Rusoro shall ensure that the Filing Statement complies with all Applicable Laws and, without limiting the generality of the foregoing, Rusoro shall ensure that the Filing Statement provides Rusoro Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be consented to by them in the Written Consent. Rusoro covenants that the information to be contained in the Filing Statement or any amendment thereto (including any information referred to therein or incorporated therein by reference), other than information furnished to Rusoro by GF Netherlands, will be complete in all material respects as at the date thereof and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made. Rusoro shall permit GF Netherlands and its counsel to review and comment on drafts of the Filing Statement and other documents referred to in section 2.7(a) in the course of its preparation and shall consider in good faith GF Netherlands’ comments thereon.

(c)

GF Netherlands covenants to furnish to Rusoro, on a timely basis, all information requested by Rusoro that may be required under Applicable Laws to be contained in the Filing Statement or any amendment thereto relating to GF Netherlands (other than such information as may be derived from the Technical Report), and GF

Netherlands covenants that all such information (including any information referred to therein or incorporated therein by reference) will be complete in all material respects as at the date thereof and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(d)	Each of Rusoro and GF Netherlands shall promptly notify each other if at any time before the Completion Time it becomes aware that the Filing Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to such Filing Statement, and the parties shall co-operate in the preparation of such amendment or supplement as required.

2.8	Preparation of Filings

(a)	Rusoro and GF Netherlands shall cooperate in:

(i)	the preparation of any documents reasonably deemed by GF Netherlands or Rusoro to be necessary to discharge their respective obligations under Applicable Laws in connection with the Transaction and all other matters contemplated by this Agreement; and

(ii)	the taking of all such action as may be required under Applicable Laws in connection with the Transaction and all other matters contemplated by this Agreement.

(b)	Each of the parties shall furnish to the other party, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the actions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the other or any third party that is not an Affiliate of one of the parties).

(c)	Each of Rusoro and GF Netherlands shall promptly notify each other if at any time before the Completion Time it becomes aware that an application for any order, registration, consent, ruling, exemption, no-action letter or approval in connection with the Transaction or this Agreement, or any other filing under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to such application or filing, and the parties shall co-operate in the preparation of such amendment or supplement as required.

(d)	Rusoro and GF Netherlands shall keep each other informed as to the preparation of presentations, if any, to investors in connection with the Transaction, and no party shall issue any press release or other public disclosure document with respect to this Agreement or the Transaction (other than its regular interim and annual continuous disclosure documents, provided no reference is made to this Agreement or the Transaction in such documents other than as previously disclosed) without the consent of the other party (which shall not be unreasonably withheld or delayed) and Rusoro shall not make any filing with any Governmental Body in connection with the Transaction without the consent of GF Netherlands (which shall not be unreasonably withheld) and GF Netherlands shall not make any filing with any Governmental Body in connection with the Transaction without the consent of Rusoro (which shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each party’s overriding obligation to make any disclosure or filing required under Applicable Laws, and the party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of GF Netherlands

Subject to the disclosure in the GF Netherlands Disclosure Letter and the Gold Fields Public Disclosure, GF Netherlands hereby represents and warrants to Rusoro as follows and acknowledges that Rusoro is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization of GF Netherlands. GF Netherlands is a corporation duly incorporated and validly subsisting under the Applicable Laws of its jurisdiction of incorporation.

(b)	Organization of the Acquired Companies, etc. Each of the Acquired Companies is a corporation duly incorporated and validly subsisting under the Applicable Laws of its jurisdiction of incorporation. Each of the Direct Acquired Subsidiaries has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as currently conducted by it.

(c)	No Violation or Rights of Termination or Acceleration. Assuming that the approval of the SARB has been obtained in respect of the Transaction, the execution and delivery of this Agreement by GF Netherlands does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by GF Netherlands will not:

(i)	conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of GF Netherlands or any of the Direct Acquired Subsidiaries;

(ii)	constitute a default or violation by any of the Direct Acquired Subsidiaries under any Applicable Laws to which any of them is subject or by which any of them is bound; or

(iii)	result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of any of the Direct Acquired Subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any of the Direct Acquired Subsidiaries is a party or by which any of them or any of their respective property or assets is bound;

except, with respect to clauses (ii) and (iii), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole or materially impair the ability of GF Netherlands to perform its obligations hereunder or to complete the transactions contemplated hereby.

(d)	Consents and Approvals. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body is required to be obtained or made by or with respect to any Direct Acquired Subsidiary in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby, other than those which if not obtained, could not individually or in the aggregate be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Direct Acquired Subsidiaries, taken as a whole, or materially impair the ability of GF Netherlands to perform its obligations hereunder or to complete the transactions contemplated hereby.

(e)	Capacity. GF Netherlands has the requisite corporate power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by GF Netherlands and the completion of the transactions contemplated hereby by it have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(f)	Binding Agreement. This Agreement has been duly executed and delivered by GF Netherlands and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally and to general principles of equity.

(g)	Outstanding Securities of the Direct Acquired Subsidiaries. The outstanding shares of the Direct Acquired Subsidiaries are as set out in Schedule A. All of such shares are owned directly or indirectly by GF Netherlands, other Direct Acquired Subsidiaries or the other Persons set out in Schedule A (and, where such owners are Affiliates of GF Netherlands or their nominees, free and clear of any and all Liens). There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of the Direct Acquired Subsidiaries from GF Netherlands or any other Direct Acquired Subsidiaries. There are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which any of the Direct Acquired Subsidiaries is or may become obligated to issue any shares, or any securities convertible or exchangeable directly or indirectly into shares, of any of the Direct Acquired Subsidiaries. All of the outstanding shares of the Direct Acquired Subsidiaries owned directly or indirectly by GF Netherlands are owned free and clear of all Liens.

(h)	Corporate Records. The corporate records and minute books of each Direct Acquired Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy, individually or in the aggregate, would not have a Material Adverse Effect on the Direct Acquired Subsidiaries taken as a whole. All corporate proceedings and actions reflected therein have been conducted or taken in compliance with Applicable Law.

(i)	No Bankruptcy Proceedings. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of GF Netherlands, threatened against GF Netherlands or any Direct Acquired Subsidiary before any court, administrative, regulatory or similar agency or tribunal.

(j)	Books and Records. All transactions of each Direct Acquired Subsidiary have been properly and accurately recorded in the appropriate Books and Records of such Direct Acquired Subsidiary and such Books and Records are correct and complete and have been maintained and retained in accordance with Applicable Law and generally accepted accounting principles. All original documentation, data and other supporting information relating to the Books and Records are readily accessible without the expenditure of any unusual effort or resources.

(k)

Financial Statements. The Financial Statements for the Direct Acquired Subsidiaries have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects (where applicable on a consolidated basis), the financial position and the results of operations and the changes in shareholders’ equity and cash flow of the Direct Acquired Subsidiaries as at the dates thereof and for the periods then ended. In the case of unaudited statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. None of the Direct Acquired Subsidiaries has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its Financial Statements.

(1)	No Material Change. Since the date of the Most Recent Balance Sheet of each Direct Acquired Subsidiary, there has been no material change in or material effect on the financial condition of such Direct Acquired Subsidiary from that shown on such most recent balance sheet, no change in the accounting policies or practices used by such Direct Acquired Subsidiary and no material change in or material effect on the business, prospects, operations or assets of the Direct Acquired Subsidiaries taken as a whole.

(m)	Absence of Undisclosed Liabilities. Except as otherwise disclosed in this Agreement, no Direct Acquired Subsidiary has any liabilities or obligations of any nature or kind (whether accrued, absolute, contingent or otherwise) other than (i) obligations pursuant to agreements, arrangement or commitments currently in force but not yet required to be performed as of the date hereof, (ii) those reflected in its Most Recent Balance Sheet and (iii) those incurred since the date of its Most Recent Balance Sheet in the ordinary course of business.

(n)	Litigation Involving Direct Acquired Subsidiaries. There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any Governmental Body, or any similar matter or proceeding (collectively, “Proceedings”) against or involving the Direct Acquired Subsidiaries in respect of their respective businesses, properties or assets (whether in progress or, to the knowledge of GF Netherlands, threatened) which, if determined adversely to the Direct Acquired Subsidiaries, would have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against any of the Direct Acquired Subsidiaries which would have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole. There are no suits, claims, actions or Proceedings pending or, to the knowledge of GF Netherlands, threatened against the Direct Acquired Subsidiaries, seeking to prevent the transactions contemplated hereby.

(o)

Litigation Involving Indirect Acquired Subsidiaries. To the Knowledge of Exco, there are no court proceedings against or involving the Indirect Acquired Subsidiaries in respect of their respective businesses, properties or assets (whether in progress or, to the Knowledge of Exco, threatened) which, if determined adversely to the Indirect Acquired Subsidiaries, would have a Material Adverse Effect in respect of the Indirect Acquired Subsidiaries taken as a whole, and to the Knowledge of Exco there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against any of the Indirect Acquired Subsidiaries which would have a Material Adverse Effect in respect of the Indirect

Acquired Subsidiaries taken as a whole. There are no suits, claims, actions or court proceedings pending or, to the Knowledge of Exco, threatened against the Indirect Acquired Subsidiaries, seeking to prevent the transactions contemplated hereby.

(p)	Absence of Changes. Since June 30, 2007, except as publicly disclosed by GF Netherlands prior to the date hereof:

(i)	each Direct Acquired Subsidiary has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	no Direct Acquired Subsidiary has incurred or suffered an adverse change;

(iii)	there has not been any acquisition or sale by any Direct Acquired Subsidiary of any material property or assets;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any Direct Acquired Subsidiary of any debt for borrowed money, any creation or assumption by any Direct Acquired Subsidiary of any Lien, any making by any Direct Acquired Subsidiary of any loan, advance or capital contribution to or investment in any other Person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed US$ 10,000,000 outstanding at any time and (c) loans made by or to GF Netherlands or another Direct Acquired Subsidiary) or any entering into, amendment of, relinquishment, termination or non-renewal by any Direct Acquired Subsidiary of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(v)	no Direct Acquired Subsidiary has declared or paid any dividends or made any other distribution on any of its shares;

(vi)	no Direct Acquired Subsidiary has effected or passed any resolution to approve a split, consolidation or reclassification of any of its outstanding shares;

(vii)	no Direct Acquired Subsidiary has effected any material change in its accounting methods, principles or practices except in accordance with such changes as may have been required in compliance with applicable accounting guidelines; and

(viii)	no Direct Acquired Subsidiary has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan;

other than events, actions or matters which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole.

(q)	Tax Matters. Each Direct Acquired Subsidiary has filed or caused to be filed, in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole. To the Knowledge of Exco, each Indirect Acquired Subsidiary has filed or caused to be filed in a timely manner all Tax Returns required to be filed by it (all of which Tax Returns were, to the Knowledge of Exco, correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of the Indirect Acquired Subsidiaries taken as a whole. Adequate accruals have been provided in accordance with generally accepted accounting principles in the Financial Statements of the Direct Acquired Subsidiaries for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since June 30, 2007, no material liability for Taxes not reflected in the Financial Statements of the Direct Acquired Subsidiaries or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of GF Netherlands, there are no material proposed (but unassessed) additional Taxes and none have been asserted by any taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No waiver of any statute of limitations has been given or requested with respect to the Direct Acquired Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(r)	Title. The Acquired Companies, collectively, are the owners, directly or indirectly, with good title, free and clear of any and all Liens, of all assets and properties shown or reflected in the Financial Statements of the Direct Acquired Subsidiaries except for such assets and properties as have been disposed of in the usual and ordinary course of business of the Acquired Companies since the date of the Most Recent Balance Sheet contained in the Financial Statements of the Direct Acquired Subsidiaries, and except for Liens or other defects in ownership or title which individually and in the aggregate would not be expected to result in a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole. To the Knowledge of Exco, the Indirect Acquired Subsidiaries, collectively, are the owners, directly or indirectly, with good title, free and clear of any and all Liens, of all their assets and properties except for such assets and properties as have been disposed of in the usual and ordinary course of business of the Indirect Acquired Subsidiaries since the date of the Most Recent Balance Sheet contained in the Financial Statements of the Direct Acquired Subsidiaries, and except for Liens or other defects in ownership or title which individually and in the aggregate would not be expected to result in a Material Adverse Effect in respect of the Indirect Acquired Subsidiaries taken as a whole.

(s)	Environmental. To the Knowledge of Exco, none of the Indirect Acquired Subsidiaries has received notice from any Governmental Body that it is in breach of any Environmental Laws other than breaches which individually and in the aggregate would not have a Material Adverse Effect in respect of the Indirect Acquired Subsidiaries taken as a whole.

(t)	Compliance with Applicable Laws. Each Direct Acquired Subsidiary has complied with, and no Direct Acquired Subsidiary is in violation of, any Applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole.

(u)	Certain Contracts. Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a Material Adverse Effect in respect of the Direct Acquired Subsidiaries taken as a whole, none of the Direct Acquired Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of its business is conducted, (ii) limit any business practice of such Direct Acquired Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by such Direct Acquired Subsidiary in any material respect.

3.2	Representations and Warranties of Rusoro

Subject to the disclosure in the Rusoro Disclosure Letter and the Rusoro Public Disclosure, Rusoro hereby represents and warrants to GF Netherlands as follows and acknowledges that GF Netherlands is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization. Rusoro and each of its subsidiaries (collectively, the “Rusoro Group” and each individually a “Rusoro Group Company”) is a corporation duly incorporated and validly subsisting under the Applicable Laws of its jurisdiction of incorporation and has the requisite corporate power and authority, and holds all material licenses and permits required for it, to own or lease its property and assets and to carry on its business as currently conducted by it. Each of the Rusoro Group Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect in respect of the Rusoro Group. All of the outstanding shares of Rusoro’s subsidiaries owned directly or indirectly by Rusoro are owned free and clear of all Liens. There are no outstanding agreements, options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued securities of any of Rusoro’s subsidiaries from either Rusoro or any of its subsidiaries.

(b)	Capitalization. The authorized capital of Rusoro consists of an unlimited number of Rusoro Shares. As of September 30, 2007, there were 148,063,305 Rusoro Shares issued and outstanding, and Rusoro Options entitling the holders thereof to be issued an aggregate of 14,777,979 Rusoro Shares and Existing Rusoro Warrants exercisable by the holders thereof for an aggregate of 20,397,188 Rusoro Shares have been granted and are outstanding. Except for such Rusoro Options, there are no agreements, options, rights, warrants, rights of conversion or other rights pursuant to which any Rusoro Group Company is or may become obligated to issue any shares or any securities convertible or exchangeable, directly or indirectly, into any shares of any Rusoro Group Company. All of the outstanding Rusoro Shares are validly issued, fully paid and non-assessable and have been issued in compliance with all Applicable Laws.

(c)	No Violation or Rights of Termination or Acceleration. The execution and delivery of this Agreement by Rusoro do not, and the consummation of the transactions contemplated hereby and the performance of this Agreement by Rusoro will not:

(i)	conflict with or result in a violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of any Rusoro Group Company;

(ii)	constitute a default or violation by any Rusoro Group Company under any Applicable Laws to which any Rusoro Group Company is subject or by which it is bound; or

(iii)	result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of any Rusoro Group Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any Rusoro Group Company is a party or by which any Rusoro Group Company or any of their respective property or assets is bound;

except, with respect to clauses (ii) and (iii), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Rusoro Group or materially impair the ability of Rusoro to perform its obligations hereunder or to complete the transactions contemplated hereby.

(d)	Consents and Approvals. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body is required to be obtained or made by or with respect to any Rusoro Group Company in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby, other than:

(i)	filings with the TSXV and under Applicable Laws; and

(ii)	those which, if not obtained, could not individually or in the aggregate be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Rusoro Group, or materially impair the ability of Rusoro to perform its obligations hereunder or to complete the transactions contemplated hereby.

(e)	No Proposed Change of Control. Other than this Agreement, Rusoro is not a party to, and Rusoro is not aware of, any agreement, arrangement or understanding whatsoever by which any Person or group of Persons proposes to effect a change of Control of Rusoro or to acquire beneficial ownership of, or control or direction over, directly or indirectly, in aggregate more than 20% of the issued and outstanding common shares of Rusoro.

(f)	Capacity. Rusoro has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Rusoro and the completion of the transactions contemplated hereby by it have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(g)	Binding Agreement. This Agreement has been duly executed and delivered by Rusoro and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting creditors’ rights generally and to general principles of equity.

(h)	No Broker’s Commission or Break Fee. Rusoro has not entered into any agreement that would entitle any Person to any valid claim against Rusoro or any Rusoro Group Company for a broker’s commission, finder’s fee, break fee or any like payment in respect of the transactions contemplated hereby or its completion or any other matter contemplated by this Agreement.

(i)	Financial Statements. The Financial Statements of Rusoro, each as filed with Canadian securities regulatory authorities, have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, on a consolidated basis, the financial position and the results of operations and the changes in shareholders’ equity and cash flow of Rusoro and its subsidiaries for the periods then ended and as at the dates thereof. In the case of unaudited Financial Statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. No Rusoro Group Company has any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements of Rusoro.

(j)	No Reportable Event. There has been no “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended) with the present or any former auditors of Rusoro.

(k)	No Cease Trade. Rusoro is not subject to any cease trade, trading suspension or other order of any applicable stock exchange or securities regulatory authority and is not included on a list of defaulting reporting issuers maintained by any securities regulatory authority and, to the knowledge of Rusoro, no investigation or other proceeding involving Rusoro which may operate to prevent, restrict or suspend trading of any securities of Rusoro is currently in progress, pending or threatened before any applicable stock exchange or securities regulatory authority.

(1)	No Bankruptcy Proceedings. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Rusoro, threatened against any Rusoro Group Company before any court, administrative, regulatory or similar agency or tribunal.

(m)	Litigation. There are no Proceedings against or involving Rusoro or any of its subsidiaries in respect of their respective businesses, properties or assets (whether in progress or, to the knowledge of Rusoro, threatened) which, if determined adversely to Rusoro or any of its subsidiaries, would have a Material Adverse Effect in respect of the Rusoro Group, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against Rusoro or any of its subsidiaries which would have a Material Adverse Effect in respect of the Rusoro Group. There are no suits, claims, actions or Proceedings pending or, to the knowledge of Rusoro, threatened against Rusoro or any of its subsidiaries, seeking to prevent the transactions contemplated hereby.

(n)	Public Disclosure. Rusoro is current in the filing of the Rusoro Public Disclosure, there are no filings that have been made on a confidential basis which remain confidential and all of such filings comply with the requirements of all Applicable Laws except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect in respect of the Rusoro Group. Taken as a whole, the Rusoro Public Disclosure does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make any statement contained therein not misleading in light of the circumstances in which it is made.

(o)	Reporting Status. Rusoro is a “reporting issuer” or the equivalent, and is not in default of requirements under Applicable Laws, in each of the provinces of British Columbia, Alberta, Ontario and Quebec. The Rusoro Shares are listed for trading on the TSXV. Rusoro is not in default of any provision of its listing agreement with such exchange.

(p)	Absence of Changes. Since December 31, 2006, except as publicly disclosed by Rusoro prior to the date hereof:

(i)	each Rusoro Group Company has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)	no Rusoro Group Company has incurred or suffered an adverse change;

(iii)	there has not been any acquisition or sale by any Rusoro Group Company of any material property or assets;

(iv)	other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any Rusoro Group Company of any debt for borrowed money, any creation or assumption by any Rusoro Group Company of any Lien, any making by any Rusoro Group Company of any loan, advance or capital contribution to or investment in any other Person (other than (a) loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed US$10,000,000 outstanding at any time and (c) loans made to another Rusoro Group Company) or any entering into, amendment of, relinquishment, termination or non-renewal by any Rusoro Group Company of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(v)	Rusoro has not declared or paid any dividends or made any other distribution on any of the Rusoro Shares;

(vi)	Rusoro has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Rusoro Shares;

(vii)	Rusoro has not effected any material change in its accounting methods, principles or practices except in accordance with such changes as may have been required in compliance with the Handbook of the Canadian Institute of Chartered Accountants; and

(viii)	Rusoro has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan;

other than events, actions or matters which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Rusoro Group.

(q)

Tax Matters. Each Rusoro Group Company has filed or caused to be filed, in a timely manner, all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect in respect of the Rusoro Group. Rusoro has provided adequate accruals in accordance with Canadian generally accepted accounting principles in the Financial Statements of Rusoro for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since December 31, 2006, no material liability for Taxes not reflected in the Financial Statements of Rusoro or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Rusoro, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above. No waiver of any statute of limitations has been given or requested with respect to any Rusoro Group Company. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(r)	Compliance with Applicable Laws. Rusoro and, since the date Rusoro incorporated or acquired each other Rusoro Group Company, such Rusoro Group Company has complied with and is not in violation of any Applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Rusoro Group. To the knowledge of Rusoro, prior to the date Rusoro acquired a Rusoro Group Company, such Rusoro Group Company had complied with and was not in violation of any Applicable Laws other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Rusoro Group.

(s)	Certain Contracts. Other than agreements or obligations that have been entered into in the ordinary course of business and are typical in the mining industry but which neither individually nor in the aggregate could have a Material Adverse Effect in respect of the Rusoro Group, no Rusoro Group Company is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of the Rusoro Group is conducted, (ii) limit any business practice of any Rusoro Group Company in any material respect, or (iii) restrict any acquisition or disposition of any property by any Rusoro Group Company in any material respect.

(t)	Consideration Shares. The Rusoro Shares to be issued to (i) GF Netherlands pursuant to the Subscription, (ii) the holders of Rusoro Mergeco Shares (other than Rusoro) pursuant to the Merger, (iii) the holders of New Rusoro Warrants upon the exercise thereof in accordance with their terms, and (iv) the holder of the Debenture upon conversion thereof in accordance with its terms, will upon issue, be issued as fully-paid and non-assessable shares, will rank pari passu in all respects with all other Rusoro Shares already in issue, and (other than the Rusoro Shares referred to in (i) and (iv)) will not be subject to any statutory hold period under applicable securities Laws.

3.3	Investigation

Any investigation by either party to this Agreement or its advisors shall not mitigate, diminish or affect the representations and warranties of the other party. Notwithstanding the foregoing, the parties hereby confirm that, as at the date hereof, they have not determined any representation and warranty to be untrue or incorrect.

3.4	Survival

The covenants, representations and warranties of the parties contained in this Agreement shall be true and correct and notwithstanding the completion of the Transaction on the Effective Date or inquiry or investigation on the part of any party hereto, such covenants, representations and warranties shall not merge in, be superseded or prejudiced by and shall survive the Completion Time and continue in full force and effect for the benefit of the respective party provided, however, that:

(a)	all covenants, representations and warranties of the parties, except those relating to Taxes or set out in Section 4.4, shall terminate at the expiration of one (1) year following the Effective Date;

(b)	all covenants, representations and warranties in respect of Taxes and in respect of which any taxation authority of competent jurisdiction, administering any Tax legislation pursuant to which any relevant Person is subject, has the right to assess, reassess or make additional assessments pursuant to the Tax legislation of such jurisdiction, shall survive until the day following the day that all rights of assessment or reassessment referred to in this sentence cease (such time being referred to herein as the “Tax Warranty Expiry Time”). If no claim has been made by a party hereto with respect to any incorrectness or misrepresentation in any such representation or warranty within 30 days of the expiry of the Tax Warranty Expiry Time, the other party shall have no further liability hereunder with respect to such representation or warranty; and

(c)	the covenants of Rusoro set out in Section 4.4 will survive the Completion Time and continue in full force and effect thereafter.

ARTICLE 4

CONDUCT OF BUSINESS

4.1	Conduct of Business by Rusoro

Except as required by Applicable Laws or as otherwise expressly permitted or specifically contemplated by this Agreement, Rusoro covenants and agrees that, during the Interim Period, unless GF Netherlands shall otherwise agree in writing:

(a)	Rusoro shall, and shall cause its subsidiaries taken as a whole to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and Rusoro shall and shall cause its subsidiaries taken as a whole to use all commercially reasonable efforts to maintain and preserve their business organization, assets, employees and advantageous business relationships;

(b)	Rusoro shall not directly or indirectly:

(i)	amend the Rusoro Governing Documents;

(ii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Rusoro Shares owned by any Person;

(iii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Rusoro Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Rusoro Shares, other than the Subscription Receipts, the Rusoro Mergeco Warrants, the New Rusoro Warrants, Rusoro Options issued in accordance with the terms of the Rusoro Stock Option Plan and Rusoro Shares issued pursuant to the exercise of Rusoro Options and Rusoro Warrants;

(iv)	redeem, purchase or otherwise acquire any of its outstanding Rusoro Shares or other securities including, without limitation, under an issuer bid;

(v)	split, combine or reclassify any of its shares;

(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Rusoro or any of its subsidiaries;

(vii)	reduce its stated capital; or

(viii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	Rusoro and its subsidiaries shall not, other than in the ordinary course of business and consistent with past practice, or as required or contemplated by this Agreement, without prior consultation with and the consent of GF Netherlands, directly or indirectly do any of the following:

(i)	sell, pledge, dispose of or encumber any assets;

(ii)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer;

(iii)	acquire any material assets;

(iv)	incur any indebtedness for borrowed money other than pursuant to existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Rusoro Personnel Obligations and fees payable to legal, accounting, engineering and financial advisors in the ordinary course or in connection with the matters and transactions contemplated by this Agreement;

(v)	authorize, recommend or propose any release or relinquishment of any material contractual right; or

(vi)	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document.

4.2	Conduct of Business by the Acquired Companies

Except as required by Applicable Law or as otherwise expressly permitted or specifically contemplated by this Agreement, GF Netherlands covenants and agrees that, during the Interim Period, unless Rusoro shall otherwise agree in writing:

(a)	GF Netherlands shall cause the Acquired Companies taken as a whole to conduct business in, and not take any action except in, the usual and ordinary course of business and consistent with past practice, and GF Netherlands shall cause the Acquired Companies taken as a whole to use all commercially reasonable efforts to maintain and preserve their business organization, assets, employees and advantageous business relationships;

(b)	GF Netherlands shall not directly or indirectly cause or permit any Acquired Company to:

(i)	amend its Acquired Companies Governing Documents;

(ii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of any of its shares owned by any Person other than another Acquired Company;

(iii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any of its shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any of its shares other than to another Acquired Company;

(iv)	redeem, purchase or otherwise acquire any of its shares or other securities including, without limitation, under an issuer bid other than from another Acquired Company;

(v)	split, combine or reclassify any of its shares;

(vi)	adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization;

(vii)	reduce its stated capital; or

(viii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	GF Netherlands shall procure that each Acquired Company shall not, other than in the ordinary course of business and consistent with past practice, or as required or contemplated by this Agreement, without prior consultation with and the consent of Rusoro, directly or indirectly do any of the following:

(i)	sell, pledge, dispose of or encumber any assets;

(ii)	acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer;

(iii)	acquire any material assets;

(iv)	incur any indebtedness for borrowed money other than pursuant to existing facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than the Acquired Companies Personnel Obligations and fees payable to legal, accounting, engineering and financial advisors in the ordinary course or in connection with the matters and transactions contemplated by this Agreement;

(v)	authorize, recommend or propose any release or relinquishment of any material contractual right;

(vi)	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document:

(vii)	enter into or terminate any hedges, swaps or other similar financial instruments or transactions;

(viii)	enter into any agreements with directors or officers of such Acquired Company or their respective Affiliates except as provided for in this Agreement; or

(ix)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	from the date hereof, GF Netherlands shall procure that the Acquired Companies shall not, without prior consultation with and the consent of Rusoro (acting reasonably and taking into account that GF Netherlands and the Acquired Companies may need to be prepared for the eventuality that the Transaction may not complete), enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (i) ordinary course expenditures, (ii) expenditures required by Applicable Laws, (iii) expenditures made in connection with transactions contemplated in this Agreement, and (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect;

(e)	notwithstanding, for greater certainty, Section 4.2(c), in no case shall GF Netherlands permit any Acquired Company to create any new Acquired Companies Personnel Obligations and, except for payment of the existing Acquired Companies Personnel Obligations (from which each Acquired Company shall make appropriate withholdings as required by Applicable Laws), none of the Acquired Companies shall grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay arising from the Transaction or a change of Control of any Acquired Companies or the entering into of any employment agreement with, any senior officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies; and

(f)	GF Netherlands will procure that the Acquired Companies do not adopt or amend or make any contribution to any bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements without the consent of Rusoro.

4.3	Access and Consultation During the Interim Period

(a)	During the Interim Period, provided GF Netherlands has been provided with reasonable written notice, GF Netherlands shall cause the Acquired Companies to permit Rusoro and its subsidiaries, through their respective agents and representatives, upon reasonable notice and during normal business hours, to have full access to the Acquired Companies and their assets and the Books and Records for the purposes of (i) studying and making plans for future activities and expenditures relating to the Acquired Companies, and (ii) ensuring a speedy and efficient post-Effective Date integration of the Acquired Companies. Rusoro shall endeavour to ensure that all such access, investigations and inspections will be conducted in a commercially reasonable manner.

(b)

During the Interim Period: (i) GF Netherlands will cause Rusoro to be kept informed of the material ongoing activities of the Acquired Companies and material business decisions proposed to be taken by management of each of the Acquired Companies, and shall permit representatives of Rusoro in Venezuela to attend significant internal business meetings or planning sessions and to participate in any discussions at such meetings or sessions, provided that in the event of any material disagreement between management of the Acquired Companies and the Rusoro representatives the matter in dispute will be referred to GF Netherlands which shall make the final decision; and (ii) Rusoro will be permitted to participate in dealings between the Acquired Companies and local regulators and other stakeholders.

4.4	Access by GF Netherlands Following the Effective Date

(a)	From and after the Effective Date, Rusoro shall, and shall cause the Acquired Companies to, retain all Books and Records relating to any period ending on or prior to the Effective Date for a period of 7 years following the Effective Date. So long as such Books and Records are retained by Rusoro or its subsidiaries, GF Netherlands and its Affiliates shall have the right, upon reasonable notice and during normal business hours, to access and inspect such Books and Records for the purpose of (i) preparing and filing any Tax Returns relating to such prior periods, (ii) defending against or contesting any claims made against GF Netherlands or any of its Affiliates which relate to the Acquired Companies and their respective businesses, including any assessment or reassessment for Tax, or (iii) making any submission or filing which GF Netherlands or its Affiliates are required to make under Applicable Laws. Rusoro will further permit photocopies or electronic copies of any or all Books and Records accessed or inspected hereunder to be made and carried out by GF Netherlands or its Affiliates, at the expense of GF Netherlands or its Affiliates.

(b)	From and after the Effective Date, Rusoro shall, and shall cause the Acquired Companies to, cooperate in a reasonable manner with GF Netherlands, its Affiliates and their respective agents, representatives, counsel and auditors for the purposes of preparing and filing GF Netherlands’ or its Affiliates’ accounts and Tax Returns and providing all information required for legal, filing and regulatory purposes. Without limiting the generality of the foregoing, Rusoro shall arrange to provide the assistance of those employees of Rusoro or the Acquired Companies that GF Netherlands or its Affiliates may reasonably request; provided that GF Netherlands shall pay proper and reasonable compensation to Rusoro for the assistance of such employees.

4.5	Intercompany Indebtedness of Certain Direct Acquired Subsidiaries

(a)	The GF Netherlands Disclosure Letter sets out details of certain indebtedness owing by certain of the Direct Acquired Subsidiaries to GF Netherlands as of the date hereof. Within 15 Business Days following the date hereof, GF Netherlands shall cause each such Direct Acquired Subsidiary to issue to GF Netherlands such number of additional shares of such Direct Acquired Subsidiary of the class held by GF Netherlands as may be determined by GF Netherlands to be reasonable in consideration of the cancellation of such indebtedness of such Direct Acquired Subsidiary.

(b)

Any funding which may be provided during the Interim Period by GF Netherlands to the Direct Acquired Subsidiaries shall be provided by way of indebtedness (“Interim Period Intercompany Indebtedness”) in an aggregate amount which GF Netherlands does not currently anticipate will exceed US$3,000,000 on the terms set out in the GF Netherlands Disclosure Letter which shall be consistent with GF Netherlands’ past practice except that interest charged will be at current market rates of interest.

4.6	Working Capital of the Indirect Acquired Subsidiaries

If the aggregate current combined consolidated assets of the Indirect Acquired Subsidiaries less the aggregate current combined consolidated liabilities of the Indirect Acquired Subsidiaries, excluding any Interim Period Intercompany Indebtedness (the “Working Capital Amount”), calculated in accordance with International Financial Reporting Standards consistently applied as at the close of business on the Business Day immediately preceding the date hereof, is less than zero, then (i) as soon as reasonably practicable following the completion of such calculation GF Netherlands shall notify Rusoro of the Working Capital Amount, and (ii) prior to the Effective Date, GF Netherlands shall contribute an aggregate amount in cash equal to the Working Capital Amount to one or more of the Direct Acquired Subsidiaries in consideration of the issuance of shares of such one or more Direct Acquired Subsidiaries.

ARTICLE 5

COVENANTS

5.1	Covenants of Rusoro

(a)	Rusoro shall, and shall cause its subsidiaries to, use all reasonable commercial efforts to comply promptly with all requirements which Applicable Laws may impose on Rusoro or its subsidiaries with respect to matters contemplated by this Agreement and the Transaction;

(b)	Rusoro shall promptly advise GF Netherlands by telephone and in writing if any senior officer of Rusoro becomes aware of:

(i)	any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Rusoro contained in this Agreement, if made on or as at the date of such event or the Effective Date, untrue or inaccurate;

(ii)	any Material Adverse Effect; or

(iii)	any breach by Rusoro of any covenant contained in this Agreement.

(c)	During the Interim Period, Rusoro shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Rusoro or any of its subsidiaries under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to complete the Transaction as soon as reasonably practicable and, without limiting the generality of the foregoing, Rusoro shall and where appropriate shall cause its subsidiaries to:

(i)	use all reasonable commercial efforts to comply promptly with all requirements which Applicable Laws may impose on Rusoro and its subsidiaries with respect to the matters contemplated by this Agreement and the Transaction;

(ii)	recommend in any manner acceptable to the TSXV that Rusoro Shareholders from whom the Written Consent is sought deliver such Written Consent, and all public comment by Rusoro in relation to the Transaction shall be made in accordance with section 9.12 and shall be consistent with and supportive of such recommendation; and Rusoro shall not act or fail to act in any way that might reasonably be expected to discourage Rusoro Shareholders from delivering such Written Consent;

(iii)	procure the preparation, delivery and filing of the Technical Report in compliance with the requirements of NI43-101 and other Applicable Laws;

(iv)	apply for and use all reasonable commercial efforts to obtain, and assist GF Netherlands in applying for, all Governmental Approvals and consents and waivers from any Persons required under the terms of any material contracts relating to Rusoro and its subsidiaries and GF Netherlands and the Acquired Companies respectively;

(v)	defend all lawsuits or other legal, regulatory or other proceedings to which Rusoro or any of its subsidiaries is a party challenging or affecting any matter contemplated by this Agreement or the completion of the Transaction;

(vi)	use all reasonable commercial efforts to have lifted or rescinded any injunction or restraining order or other order relating to Rusoro or its subsidiaries which may adversely affect the ability of the parties to complete the Transaction; and

(vii)	not take any action to cause any of its representations or warranties set forth in Article 3 to be untrue in any material respect such that the condition set forth in section 6.2(a) would not be satisfied.

(d)	(i)	Each of Rusoro (on behalf of Rusoro Mergeco) and Rusoro Mergeco shall use its best efforts to complete the Equity Financing on the terms and conditions described herein, including using best efforts to:

(A)	negotiate definitive agreements (the “Equity Financing Agreements”) with respect thereto on the terms and conditions set out in section 2.2(b) and in the Rusoro Disclosure Letter or on other terms not less beneficial to Rusoro;

(B)	satisfy on a timely basis all conditions applicable to Rusoro in such definitive agreements that are within its control; and

(C)	consummate the Equity Financing before the Effective Time.

(ii)	Rusoro agrees to notify GF Netherlands promptly, if at any time prior to the Effective Time any of the Equity Financing Agreements expires or is terminated for any reason.

(iii)	Rusoro shall keep GF Netherlands informed on a reasonably current basis in reasonable detail of the status of the Equity Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under the Equity Finance Agreements or any definitive agreement or documentation referred to in this section 5.1, without the prior written consent of GF Netherlands (such consent not to be unreasonably withheld or delayed).

(e)	Rusoro shall keep GF Netherlands informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to the Rusoro Group), criminal or regulatory investigation or action involving Rusoro or any of its subsidiaries, so that GF Netherlands and its Affiliates will have the opportunity to take appropriate steps to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with Tax authorities and coordinating and providing assistance in meeting with regulators).

(f)	Promptly following the date of incorporation of Rusoro Mergeco, Rusoro shall cause Rusoro Mergeco to, and Rusoro Mergeco shall, call a meeting of its shareholder to approve the Merger, which meeting shall be held between the shareholder and a proxyholder for the shareholder and may be held on less than seven (7) days notice if the shareholder and proxyholder waive notice of the meeting. Rusoro(on behalf of Rusoro Mergeco) shall ensure that any disclosure material provided to purchasers of Subscription Receipts (each a “Subscriber”) shall disclose to the Subscribers that they shall not have any dissent rights under British Virgin Islands law in connection with the Merger as a result of such statutory dissent rights having expired at the termination of the aforementioned meeting of the shareholder of Rusoro Mergeco. The subscription agreements entered into between Rusoro Mergeco and each Subscriber for the Subscription Receipts shall contain an acknowledgement by the Subscribers that they do not have any dissent rights under British Virgin Islands law in connection with the Merger.

(g)	Notwithstanding anything to the contrary herein, any obligation of Rusoro in this Agreement with respect to causing subsidiaries to take any action or refrain from taking any action shall only be a requirement for Rusoro to use its reasonable best efforts to cause such subsidiaries to take such action or refrain from taking such action; provided that no director of any subsidiary shall be required to take any action in breach of such Person’s fiduciary duties.

5.2	Covenants of GF Netherlands

(a)	GF Netherlands shall, and shall cause the Acquired Companies to, use all reasonable commercial efforts to comply promptly with all requirements which Applicable Laws may impose on GF Netherlands or the Acquired Companies with respect to matters contemplated by this Agreement and the Transaction;

(b)	GF Netherlands shall promptly advise Rusoro by telephone and in writing if any senior officer of GF Netherlands becomes aware of:

(i)	any event occurring subsequent to the date of this Agreement that would render any representation or warranty of GF Netherlands contained in this Agreement, if made on or as at the date of such event or the Effective Date, untrue or inaccurate;

(ii)	any Material Adverse Effect; or

(iii)	any breach by GF Netherlands of any covenant contained in this Agreement.

(c)	During the Interim Period, GF Netherlands shall and shall cause the Acquired Companies to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to complete the Transaction, as soon as reasonably practicable and, without limiting the generality of the foregoing, GF Netherlands shall and where appropriate shall cause the Acquired Companies to:

(i)	use all reasonable commercial efforts to comply promptly with all requirements which Applicable Laws may impose on GF Netherlands and the Acquired Companies with respect to the matters contemplated by this Agreement and the Transaction;

(ii)	apply for and use all reasonable commercial efforts to obtain all Governmental Approvals relating to GF Netherlands and the Acquired Companies;

(iii)	defend all lawsuits or other legal, regulatory or other proceedings to which GF Netherlands or any of the Acquired Companies is a party challenging or affecting any matter contemplated by this Agreement or the completion of the Transaction;

(iv)	use all reasonable commercial efforts to have lifted or rescinded any injunction or restraining order or other order relating to GF Netherlands or the Acquired Companies which may adversely affect the ability of the parties to complete the Transaction;

(v)	not permit any amendment or modification to be made to the Support Agreement in any manner that is material and adverse to the Rusoro Shareholders, without the prior written consent of Rusoro; and

(vi)	not take any action to cause any of its representations or warranties set forth in Article 3 to be untrue in any material respect such that the condition set forth in section 6.3(a) would not be satisfied.

(d)	GF Netherlands shall keep Rusoro informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to GF Netherlands or the Acquired Companies taken as a whole), criminal or regulatory investigation or action involving GF Netherlands or any of the Acquired Companies, so that Rusoro and its subsidiaries will have the opportunity to take appropriate steps to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with Tax authorities and coordinating and providing assistance in meeting with regulators).

(e)	Notwithstanding anything to the contrary herein, any obligation of GF Netherlands in this Agreement with respect to causing or proving Acquired Companies to take any action or refrain from taking any action shall only be a requirement for GF Netherlands to use its reasonable best efforts to cause or procure such Acquired Companies to take such action or refrain from taking such action; provided that no director of any Acquired Company shall be required to take any action in breach of such Person’s fiduciary duties.

5.3	Certain Employees

The GF Netherlands Disclosure Letter sets out details of certain employees whose employment with the Acquired Companies will be terminated at or immediately before the Effective Time, and who will be offered positions with GF Netherlands or one of its Affiliates. The GF Netherlands Disclosure Letter also sets out details of certain employees (the “Seconded Employees”) whose employment with the Acquired Companies following the Effective Date will be continued by the Acquired Companies, provided that GF Netherlands or one of its Affiliates may, effective one year following the Effective Date or such earlier time as may be agreed by Rusoro, elect to offer the Seconded Employees or any of them employment, which offer the Seconded Employees shall be at liberty to accept or refuse. Until such time as the Seconded Employees cease to be employees of any of the Acquired Companies, Rusoro or one or more of its subsidiaries shall be responsible for their compensation.

5.4	Additional Supporting Shareholders

Rusoro will use its commercially reasonable efforts to cause such additional beneficial owners of, or Persons with voting or dispositive power over, Rusoro Shares to enter into the Support Agreement promptly following the date hereof as will result in the holders of over 50% of the Rusoro Shares being Supporting Shareholders.

5.5	Closing Matters

(a)	The closing of the Transaction will take place at the offices of McCarthy Tetrault LLP, Suite 1300, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on the Effective Date, or at such other time on the Effective Date as GF Netherlands and Rusoro may agree.

(b)	GF Netherlands (on behalf of itself and the Acquired Companies) and Rusoro (on behalf of itself and the Rusoro Group), each acting reasonably, shall cooperate and agree upon the documents that each must deliver or cause to be delivered at the closing of the Transaction, including customary certificates, resolutions, and other closing documents, provided that nothing whatsoever shall be required to be delivered in relation to the Indirect Acquired Subsidiaries in connection with the Transaction closing.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of GF Netherlands and Rusoro hereunder, including the obligation to complete, or cause to be completed, the Transaction, are subject to the satisfaction, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the mutual consent of GF Netherlands and Rusoro, and any one or more of which, if not satisfied or waived by either party, will permit that party to terminate this Agreement in accordance with Article 7:

(a)	the Written Consent shall have been obtained in accordance with the requirements of the TSXV;

(b)	Rusoro Mergeco shall have completed the Equity Financing and received the Proceeds;

(c)	there shall not be in force any injunction, order or decree issued by a Governmental Body of competent jurisdiction restraining or enjoining the completion of the Transaction;

(d)	this Agreement shall not have been terminated pursuant to Article 7;

(e)	the Rusoro Shares issuable pursuant to the Transaction and this Agreement, including upon the exercise of the New Rusoro Warrants and the conversion of the Debenture, shall have been conditionally approved for listing on the TSXV subject to the filing of required documentation; and

(f)	the Plan of Merger, the Shareholder Agreement and the Debenture shall have been executed and delivered by all relevant parties.

6.2	Additional Conditions Precedent to the Obligations of GF Netherlands

The obligations of GF Netherlands hereunder, including the obligation to complete, or cause to be completed, the Transaction, are also subject to the satisfaction, at or before the Effective Time, of the following conditions precedent each of which is for GF Netherlands’s exclusive benefit and may only be waived by GF Netherlands, and any one or more of which, if not satisfied or waived, will permit GF Netherlands to terminate this Agreement in accordance with Article 7:

(a)	each of the representations and warranties of Rusoro contained in section 3.2 shall be true and correct in all respects as of the Effective Date as though made on and as of such date (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date (in which case, such representations and warranties shall be true and correct as of such date));

(b)	all covenants of Rusoro contained in this Agreement to be performed on or before the Effective Date shall have been duly performed by Rusoro in all material respects, except to the extent such failure to so comply would not materially impair Rusoro’s ability to complete the Transaction;

(c)	GF Netherlands shall have received a certificate of Rusoro addressed to GF Netherlands and dated the Effective Date, signed on behalf of Rusoro by two senior executive officers of Rusoro without personal liability, confirming the matters in sections 6.2(a) and (b) as of the Effective Date;

(d)	the Support Agreement shall not have been terminated and there shall not have been a material breach thereof by any of the parties thereto other than GF Netherlands;

(e)	all necessary steps and proceedings shall have been taken to permit the Rusoro Shares to be issued to GF Netherlands hereunder to be issued and registered in the name of GF Netherlands or its nominee in accordance with all Applicable Laws free and clear of all Liens, subject only to the Shareholder Agreement;

(f)	the written approval of SARB to proceed with the transactions contemplated hereby shall have been obtained by Gold Fields;

(g)	all necessary consent and approvals from banks or other lenders to Gold Fields or any of its Affiliates shall have been obtained by Gold Fields or such Affiliates on terms satisfactory to GF Netherlands, acting reasonably;

(h)	GF Netherlands shall be paid an amount by Rusoro or a subsidiary of Rusoro equal to, and for, all Interim Period Intercompany Indebtedness incurred prior to the date that is 5 Business Days prior to the Effective Date, and the parties shall have entered into satisfactory arrangements for the repayment in full no later than 5 Business Days following the Effective Date of all of the Interim Period Intercompany Indebtedness incurred from 5 Business Days prior to the Effective Date to the Effective Time;

(i)	a financial institution or other lender shall have provided written confirmation to GF Mergeco as to the availability of the GF Mergeco Loan as contemplated by section 2.1(b)(i);

(j)	Rusoro shall have adopted a directors and officers liability insurance policy on terms consistent with policies customarily adopted by Canadian public companies comparable to Rusoro;

(k)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Body or any other Person:

(i)	that would reasonably be expected to prohibit or restrict the acquisition by GF Netherlands of any Rusoro Shares or that would reasonably be expected to restrain or prohibit the consummation of the Transaction;

(ii)	that would reasonably be expected to impose limitations on the ability of GF Netherlands to acquire or hold, or exercise full rights of ownership of, any Rusoro Shares, including the right to vote the Rusoro Shares to be acquired by it on all matters properly presented to the shareholders of Rusoro; or

(iii)	which arises after the date of this Agreement and is reasonably likely to have a Material Adverse Effect on Rusoro or GF Netherlands.

6.3	Additional Conditions Precedent to the Obligations of Rusoro

The obligations of Rusoro hereunder, including the obligation to complete, or cause to be completed, the Transaction, are also subject to the satisfaction, at or before the Effective Time, of the following conditions precedent, each of which is for the exclusive benefit of Rusoro and may only be waived by Rusoro, and any one or more of which, if not satisfied or waived, will permit Rusoro to terminate this Agreement in accordance with Article 7:

(a)	each of the representations and warranties of GF Netherlands contained in section 3.1 shall be true and correct in all material respects as of the Effective Date as though made on and as of the such date (except to the extent such representations and warranties are by their express terms made as of the date of this Agreement or another specific date (in which case, such representations and warranties shall be true and correct as of such date));

(b)	all covenants of GF Netherlands contained in this Agreement to be performed on or before the Effective Date shall have been duly performed by GF Netherlands in all material respects, except to the extent such failure to so comply would not materially impair GF Netherlands’s ability to complete the Transaction;

(c)	Rusoro shall have received a certificate of GF Netherlands addressed to Rusoro and dated the Effective Date, signed on behalf of GF Netherlands by two senior executive officers thereof without personal liability, confirming the matters in sections 6.3(a) and (b) as of the Effective Date; and

(d)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Body or any other Person:

(i)	that would reasonably be expected to restrain or prohibit the consummation of the Transaction; or

(ii)	which arises after the date of this Agreement and is reasonably likely to have a Material Adverse Effect on Rusoro or the Acquired Companies taken as a whole.

6.4	Notice and Cure Provisions

Each of GF Netherlands and Rusoro will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Time, of any event or state of which it is aware, which occurrence or failure would, or would be likely to:

(a)	cause any of its representations or warranties contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date; or

(b)	result in its failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied hereunder prior to the Effective Date.

Neither GF Netherlands nor Rusoro may elect not to complete the Transaction by reason of failure to satisfy the conditions precedent for the benefit of such party contained in sections 6.2(a), 6.2(b), 6.3(a) or 6.3(b), or exercise any termination right in section 7.1(f) and 7.1(g) arising therefrom, unless prior to the Effective Date GF Netherlands has or Rusoro has, as the case may be, delivered a written notice to the other specifying in reasonable detail all such breaches of representations and warranties, covenants or agreements which GF Netherlands is, or Rusoro is, as the case may be, asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that GF Netherlands is, or Rusoro is, as the case may be, proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other party may not terminate this Agreement until the earlier of the expiration of a period of 30 days from such notice and three Business Days prior to the Outside Date.

6.5	Satisfaction of Conditions

The conditions precedent set out in sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when, with the agreement of GF Netherlands and Rusoro, a certificate of merger is issued by the Registrar of Corporate Affairs appointed under the BVI Act in respect of the Merger.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1	Termination

This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by Rusoro Shareholders:

(a)	by mutual written consent of GF Netherlands and Rusoro duly authorized by the respective boards of directors of GF Netherlands and Rusoro;

(b)	by either GF Netherlands or Rusoro if the Effective Time shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(c)	by GF Netherlands if the Equity Financing has not been agreed by Rusoro and investment dealers on a “bought deal” basis by the end of the Business Day immediately following the date of this Agreement;

(d)	by either GF Netherlands or Rusoro if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any law which has become final and non-appealable and has the effect of making the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

(e)	by GF Netherlands if the Written Consent failed to receive the requisite signatures of Rusoro Shareholders in accordance with the rules of the TSXV;

(f)	by GF Netherlands, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Rusoro set forth in this Agreement, which breach or failure to perform by Rusoro would cause the conditions set forth in section 6.2(a) or 6.2(b) not to be satisfied;

(g)	by Rusoro, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of GF Netherlands set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in section 6.3(a) or 6.3(b) not to be satisfied; or

(h)	by GF Netherlands, if (a) all of the conditions set forth in sections 6.1 and 6.2 have been satisfied and remain satisfied or waived by GF Netherlands (other than those conditions that by their terms are to be satisfied at the Effective Time) and (b) Rusoro shall not have received the Proceeds by the Effective Date.

7.2	Effect of Termination

In the event of the termination of this Agreement pursuant to section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, this Agreement shall be of no further force or effect, and there shall be no liability under this Agreement on the part of any party hereto after such termination (except that sections 7.2 and 7.3 and Articles 8 and 9 and all related definitions set forth in Article 1 shall survive any such termination).

7.3	Expenses

Unless otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such costs and expenses, whether or not the Transaction is consummated.

7.4	Amendment

This Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Completion Time; provided, however, that, after the Written Consent is obtained there shall be made no amendment that pursuant to Applicable Laws requires further approval by Rusoro Shareholders without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

7.5	Waiver

At any time prior to the Completion Time, any party hereto may:

(a)	extend the time for the performance of any obligation or other act of any other party hereto;

(b)	waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with any agreement of any other party or any condition to its own obligations contained herein.

Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE 8

INDEMNIFICATION

8.1	Rusoro’s Indemnity of GF Netherlands

Rusoro hereby indemnifies and saves harmless GF Netherlands of and from any loss (other than consequential losses), cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

(a)	the inaccuracy of any representation or warranty or the breach of any covenant made by Rusoro herein or in any instrument or certificate delivered by Rusoro pursuant hereto except as contemplated by this Agreement; and

(b)	all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

8.2	GF Netherlands’ Indemnity of Rusoro

GF Netherlands hereby indemnifies and saves harmless Rusoro of and from any loss (other than consequential losses), cost, damage or expense whatsoever arising out of or resulting from, under or pursuant to:

(a)	the inaccuracy of any representation or warranty or the breach of any covenant made by GF Netherlands contained herein or any instrument or certificate delivered by GF Netherlands pursuant hereto except as contemplated by this Agreement; and

(b)	all claims, actions, suits, proceedings, demands, costs and expenses in respect of or incidental to any of the foregoing.

8.3	Notification of and Participation in Claims

No claim for indemnification will arise until notice thereof is given to the party (the “Indemnitor”) from whom indemnity is sought. Such notice shall be sent within a reasonable time following the determination by a party (the “Claimant”) that a claim for indemnity exists. In the event that any legal proceedings shall be instituted or any claim or demand is asserted by any third party in respect of which the Indemnitor may have an obligation to indemnify the Claimant, the Claimant shall give or cause to be given to the Indemnitor written notice thereof and such party shall have the right, at its option and expense, to be present at the defence of such proceedings, claim or demand, but not to control the defence, negotiation or settlement thereof, which control shall at all times rest with the Claimant, unless the Indemnitor irrevocably acknowledges full and complete responsibility for indemnification of Claimant and, in the case of Taxes, makes any payment required under applicable Tax legislation to dispute such Taxes, in which case the Indemnitor may assume such control through counsel of its choice, provided, however, that no settlement shall be entered into without the Claimant’s written consent (which shall not be unreasonably withheld). The parties hereto agree to cooperate fully with each other in connection with the defence, negotiation or settlement of any such third party legal proceeding, claim or demand.

8.4	Threshold and Cap on Indemnity

Notwithstanding the foregoing, no party hereto shall be entitled to make any claim for indemnification pursuant to this Article 8 in respect of any misrepresentation or breach of warranty made in this Agreement or in any instrument or certificate delivered pursuant hereto unless all such claims by such party equal or exceed, in the aggregate US$5,000,000, in which case the party claiming indemnification shall be entitled to indemnification for all amounts in excess of the US$5,000,000 threshold. In no event shall the aggregate of all claims for indemnification made hereunder by a party exceed the sum of US$20,000,000 and neither party shall have any obligation to indemnify the other hereunder when the aggregate of all claims for indemnification by a party exceed such amount.

8.5	Miscellaneous

Notwithstanding anything in the Agreement to the contrary, the indemnity provided for in this Article 8 shall apply to any loss, liability, damage, deficiency or expense, whether or not the actual amount thereof shall have been ascertained prior to the final day upon which a claim for indemnity with respect thereto may be made hereunder, so long as written notice thereof shall have been given to the Indemnitor prior to said date, setting forth specifically and in reasonable detail, so far as is known, the matter as to which indemnification is being sought, but nothing herein shall be construed to require payment of any claim for indemnity until the actual amount payable shall have been finally ascertained. For greater certainty an amount payable in respect to Tax matters shall be considered finally ascertained if a Person is required by law to pay the amount at the particular time.

ARTICLE 9

GENERAL

9.1	Notices

All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given in writing and shall be deemed to be validly given if delivered personally or by fax, in each case addressed:

(a)	If to Rusoro, at:

Rusoro Mining Ltd.
355 Burrard Street, Suite 830
Vancouver, British Columbia
V6C 2G8

Attention:	George Salamis, President
Facsimile:	(604) 682-1514

with a copy to (which shall not constitute notice):

Anfield Sujir Kennedy & Durno
1600 Stock Exchange Tower
609 Granville Street
Pacific Centre
Vancouver, British Columbia
V7Y 1C3

Attention:	Michael Kennedy
Facsimile:	(604) 669-3877

(b)	If to GF Netherlands, at:

Schipholweg 66A
1st Floor
2316 XE, Leiden
The Netherlands

Attention:	Johan Pauley
Facsimile:	+31 (0) 71 528 4636

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E6

Attention:	Brian Graves
Facsimile:	(416) 868-0673

or at such other address at which any party may, from time to time, advise the other by notice in writing given in accordance with this section 9.1. The date of receipt of any notice given pursuant to this section 9.1 shall be deemed to be the date of delivery or faxing thereof.

9.2	Assignment

No party hereto may assign any of its rights or obligations under this Agreement or the Transaction, provided, however, that GF Netherlands may assign any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of GF Netherlands or to any Affiliate of GF Netherlands organized for the purpose of effecting the Transaction without the prior written consent of Rusoro, provided that no such assignment shall (i) relieve GF Netherlands of any of its obligations under this Agreement; (ii) require any consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body or other Person; or (iii) result in any delay in the completion of the transactions contemplated by this Agreement. Any purported assignment without such consent shall be void.

9.3	Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

9.4	No Other Warranties

The parties do not rely on and have not been induced to enter into this Agreement on the basis of any representations, warranties, covenants, undertakings, indemnities or other statements whatsoever other than the representations and warranties contained in this Agreement.

9.5	Separate Warranties

Each of the representations and warranties contained in this Agreement shall be construed as a separate and independent representation and warranty and (except where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty or any other term of this Agreement.

9.6	Entire Agreement

This Agreement sets out the entire agreement between the parties in relation to the subject matter hereof and thereof and supersedes any previous written or oral agreements, understandings,

undertakings, representations, warranties and arrangements of any nature between the parties in relation to the matters set forth in this Agreement. Without prejudice to the generality of the foregoing, each party acknowledges and agrees that, except as expressly set forth in this Agreement, no representation, warranty or other assurance has been given by the other party in respect of any projection, forecast or other forward-looking information.

9.7	Remedies and Waivers

(a)	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to herein shall affect that right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

(b)	Subject to section 7.2, the parties agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(c)	From and after the completion of the Transaction, the rights of indemnity set forth in Article 7 shall be the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty of, or breach of any covenant or other obligation by, the other party under this Agreement. Accordingly, the parties waive, from and after the Completion Time, any and all rights, remedies and claims that each party may have against the other party, whether at law, under any statute, in equity or otherwise, directly or indirectly relating to the provisions of this Agreement or the transactions contemplated by this Agreement other than those arising out of any fraud.

9.8	No Personal Liability

(a)	No director or officer of GF Netherlands or any of the Acquired Companies shall have any personal liability whatsoever to Rusoro under this Agreement or any other document delivered in connection with the Transaction or any other transaction contemplated by this Agreement on behalf of GF Netherlands or any of the Acquired Companies.

(b)	No director or officer of Rusoro shall have any personal liability whatsoever to GF Netherlands under this Agreement or any other document delivered in connection with the Transaction or any other transaction contemplated by this Agreement on behalf of Rusoro.

9.9	Control of Other Party’s Business

Nothing contained in this Agreement shall give Rusoro, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the later to occur of (a) the Effective Date and (b) GF Netherlands or Rusoro, as the case may be, obtaining any necessary Governmental Approvals.

9.10	Indemnification

Rusoro agrees that all rights to indemnification or exculpation existing in favour of the directors or officers of the Acquired Companies as provided in their respective articles or by-laws (or equivalent organizational documents) as at the date of this Agreement shall survive the completion of the Transaction and shall continue in full force and effect for a period of not less than six years from the Effective Date. This section 9.10 shall survive the completion of the Transaction.

9.11	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.12	Public Statements

Each of GF Netherlands and Rusoro agree to consult with each other as to the general nature of any news release or other public disclosure document with respect to this Agreement or the Transaction (other than regular interim or annual continuous disclosure filings provided no reference is made to this Agreement or the Transaction other than as previously disclosed) and to use their respective reasonable commercial efforts not to issue any news release or other public disclosure document inconsistent with the results of such consultations. Subject to Applicable Laws, each party shall use its reasonable commercial efforts to enable the other party to review and comment on all such news releases or other public disclosure document prior to the release thereof. Rusoro agrees to issue jointly with GF Netherlands a news release with respect to this Agreement as soon as practicable following the execution and delivery of this Agreement. The provisions of this section 9.12 shall survive termination of this Agreement in respect of news releases or public statements relating to the termination of this Agreement.

9.13	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising under this Agreement.

9.14	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.15	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

The remainder of this page has intentionally been left blank.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

RUSORO MINING LTD.

By:
Name:
Title:

By:
Name:
Title:

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:
Name:
Title:

By:
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

RUSORO MINING LTD,

By:
Name:
Title:

By:
Name:
Title:

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

Acquired Companies

Part 1 – Direct Acquired Subsidiaries

Name of Company	Jurisdiction	Issued and Outstanding Shares	Shareholder	Shares Held
Carisma Corporation A.V.V.	Aruba	1,000	Gold Fields Netherlands Services B.V.	1,000
El Callao Holdings A.V.V.	Aruba	1,000	Gold Fields Netherlands Services B.V.	1,000
Right Angle Corporation A.V.V.	Aruba	1,000	Gold Fields Netherlands Services B.V.	1,000
Vicenza Corporation A.V.V.	Aruba	1,000	Gold Fields Netherlands Services B.V.	1,000
International Gold & Silver B.V.	Netherlands	180	Gold Fields Netherlands Services B.V.	180

Part 2 – Indirect Acquired Subsidiaries

Name of Company	Jurisdiction	Shareholding	Shareholder(s)
Triway Corporation A.V.V.	Aruba	100%	El Callao Holdings A.V.V.
Helvetia Corporation A.V.V.	Aruba	100%	El Callao Holdings A.V.V.
Valet Corporation A.V.V.	Aruba	100%	El Callao Holdings A.V.V.
Asterville International Corporation A.V.V.	Aruba	100%	Carisma Corporation A.V.V.
Corporación Minera Choco 9, C.A.	Venezuela	100%	Helvetia Corporation A.V.V.
El Callao Holdings, C.A.	Venezuela	100%	El Callao Holdings A.V.V.
Corporación Minera ECH1, C.A.	Venezuela	100%	Right Angle Corporation A.V.V.
Corporación Minera ECH2, C.A.	Venezuela	100%	Right Angle Corporation A.V.V.

A-1

Name of Company	Jurisdiction	Shareholding		Shareholder(s)
Corporación Minera ECH3, C.A.	Venezuela	100%		Right Angle Corporation A.V.V.
Corporación Minera ECH4, C.A.	Venezuela	100%		Right Angle Corporation A.V.V.
Corporación Minera ECH5, C.A.	Venezuela	100%		Right Angle Corporation A.V.V.
Corporación Aurífera de El Callao, C.A. (Coralca)	Venezuela	100%		Triway Corporation A.V.V.
Proyectos Mineros del Sur, C.A. (Prominsur)	Venezuela	100%		Valet Corporation A.V.V.
Inversiones Anseg, C.A.	Venezuela	100%		Asterville International Corporation A.V.V.
Promotora Minera de Venezuela, S.A. (Promiven)	Venezuela	100%		Carisma Corporation A.V.V.
Promotora Minera de Guayana, S.A. (PMG)	Venezuela	95	%(1)	Promotora Minera de Venezuela, S.A. (Promiven)

(l)	The remaining 5% of the shares of Promotora Minera de Guayana, S.A. are held by a subsidiary of Corporación Venezolana de Guayana, a government development agency for the Guayana region.

A-2

B-1

SCHEDULE B

Form of Plan of Merger

PLAN OF MERGER

This Plan of Merger is made on •, 2007 by [GF Mergeco], a business company incorporated under the laws of the British Virgin Islands on •, 2007, with its registered office situate at Wickhams Cay, Road Town, Tortola, British Virgin Islands VG1110 (the “Surviving Company”) in connection with a merger with [Rusoro Mergeco], a business company incorporated under the laws of the British Virgin Islands on •, 2007, with its registered office situate at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110 (the “Subsumed Company”) pursuant to the provisions of sections 170 - 173 of the BVI Business Companies Act. The Surviving Company and the Subsumed Company are herein collectively referred to as the “Companies”.

WHEREAS the directors of the parties hereto deem it desirable and in the best interest of the Companies and their members as the case may be that the Subsumed Company be merged into the Surviving Company.

NOW THEREFORE this Plan of Merger witnesseth as follows:

1.	The constituent companies to this Plan of Merger are the Surviving Company and the Subsumed Company.

2.	The Surviving Company is the surviving company.

3.	The Surviving Company has • outstanding shares without par value with one vote for each share. The Subsumed Company has • outstanding shares without par value with one vote for each share.

4.	Upon the merger, the separate corporate existence of the Subsumed Company shall cease and the Surviving Company shall become the owner, without further action, of all the rights and property of the constituent companies and the Surviving Company shall become subject to all the liabilities, obligations and penalties of the constituent companies.

5.	The manner and basis of converting the shares of the constituent companies into shares of the Surviving Company or other property shall be as follows:

(a) Each of the issued and outstanding shares of the Subsumed Company owned by holders other than Rusoro Mining Ltd shall be exchanged for a right granted by and as against the Surviving Company to receive one fully paid and non-assessable common share in the capital of Rusoro Mining Ltd and the shares of the Subsumed Company held by holders other than Rusoro Mining Ltd shall be cancelled without any repayment of capital in respect thereof;

(b) Each of the issued and outstanding shares of the Subsumed Company owned by Rusoro Mining Ltd shall be exchanged for one fully paid and non-assesable share in the Surviving Company and the shares of the Subsumed Company held by Rusoro Mining Ltd shall be cancelled without any repayment of capital in respect thereof; and

(c) Each of the issued and outstanding shares of the Surviving Company shall be exchanged for a right granted by and as against the Surviving Company to receive one fully paid and non assessable common share in the capital of Rusoro Mining Ltd and the shares in the Surviving Company shall be cancelled without any repayment of capital in respect thereof.

6.	The Memorandum of Association and Articles of Association of the Surviving Company as in effect on the effective date of the merger shall be the Memorandum of Association and Articles of Association of the surviving company until the same shall be altered or amended or until a new Memorandum of Association or Articles of Association are adopted as provided therein.

7.	This Plan of Merger shall be submitted to the members of the constituent companies for their approval by a resolution of members.

8.	The merger shall be effective at the time and on the date of filing of the Articles of Merger relevant hereto and this Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands.

9.	This Plan of Merger may be created in counterparts which when taken together shall constitute one instrument.

IN WITNESS WHEREOF the Surviving Company and the Subsumed Company have caused this Plan of Merger to be executed on the date first written above.

[GF Mergeco]

Per:
Authorised Signatory

[Rusoro Mergeco]

Per:
Authorised Signatory

C-1

SCHEDULE C

Form of Shareholder Agreement

RUSORO MINING LTD.

- and -

GOLD FIELDS NETHERLANDS SERVICES B.V.

SHAREHOLDER AGREEMENT

•, 2007

McCarthy Tétrault LLP

Suite 4700

Toronto Dominion Bank Tower

Toronto, Ontario, Canada

M5K 1E6

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION		1

1.01	Definitions	1
1.02	GF Netherlands’ Common Shares	5
1.03	Headings	5
1.04	Extended Meanings	5
1.05	Statutory References	5

ARTICLE 2 - CERTAIN DEALINGS WITH SECURITIES		5

2.01	Transfer of Consideration Shares Prior to the Release Dates	5
2.02	Transfer of Consideration Shares	6

ARTICLE 3 - DEMAND QUALIFICATION		8

3.01	Request for Qualification	8
3.02	Restrictions on Demand Qualifications	8
3.03	Priority on Demand Qualification	9
3.04	Dealer Offerings	9

ARTICLE 4 - PIGGYBACK QUALIFICATION		9

4.01	Right to Piggyback	9
4.02	Priority on Piggyback Qualification	10
4.03	Dealer Offerings	10

ARTICLE 5 - QUALIFICATION PROCEDURES		11

5.01	Obligations of the Corporation	11
5.02	Obligations of GF Netherlands	13
5.03	Preparation of Documents; Due Diligence	14
5.04	Expenses	14

ARTICLE 6 - INDEMNIFICATION AND CONTRIBUTION		15

6.01	Indemnification	15
6.02	Contribution	16

ARTICLE 7 - BOARD REPRESENTATION		17

7.01	Board Representation	17

ARTICLE 8 - GENERAL		17

8.01	Qualification Exemptions	17
8.02	Additional Rights	18

8.03	Injunctive Relief	18
8.04	Further Assurances	18
8.05	Benefit of the Agreement	19
8.06	Entire Agreement	19
8.07	Amendments and Waivers	19
8.08	Assignment	19
8.09	Severability	19
8.10	Time	20
8.11	Notices	20
8.12	Governing Law	21
8.13	Counterparts	21

SHAREHOLDER AGREEMENT

THIS AGREEMENT made as of •, 2007

BETWEEN:

RUSORO MINING LTD., a corporation existing under the laws of the Province of British Columbia (hereinafter referred to as the “Corporation”)

- and -

GOLD FIELDS NETHERLANDS SERVICES B.V., a corporation existing under the laws of the Netherlands (hereinafter referred to as “GF Netherlands”)

WHEREAS contemporaneously with the entering into of this Agreement, the Corporation has acquired, through a wholly-owned subsidiary, from GF Netherlands all of the shares of certain former direct and indirect subsidiaries of GF Netherlands which collectively hold certain mining assets located in Venezuela (the “Assets”) pursuant to a combination agreement dated October 11, 2007 between the Corporation and GF Netherlands (the “Transaction”) and, in connection therewith, the Corporation issued to GF Netherlands 140,000,000 Common Shares (the “Consideration Shares”) representing approximately •% of the then outstanding Common Shares of the Corporation;

AND WHEREAS this Agreement is being entered into as contemplated by, and in connection with the completion of, the Transaction;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements herein contained, the parties covenant and agree as follows:

ARTICLE 1 – INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	“affiliate” means, with respect to any person, any other person (i) that is a subsidiary of such first mentioned person, (ii) of which such first mentioned person is a subsidiary or (iii) which is Controlled by the same person as such first mentioned person, and “affiliates” means all such persons collectively;

(b)	“Agapovs” has the meaning set out in 4.02(b);

(c)	“Agreement” means this Shareholder Agreement between Rusoro Mining Ltd. and Gold Fields Netherlands Services B.V. dated • 2007;

(d)	“Assets” has the meaning set out in the recitals hereto;

(e)	“Bankruptcy Event” means, with respect to the Corporation, any of the following:

(i)	a trustee or other fiduciary is appointed for all or substantially all of its assets;

(ii)	it shall generally not pay its debts as they become due or shall admit in writing its inability to pay its debts;

(iii)	it shall make a general assignment for the benefit of creditors;

(iv)	any case, proceeding or other action is commenced seeking to have an order for relief entered on its behalf as debtor or to adjudicate it bankrupt or insolvent or seeking a reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property; or

(v)	it shall take any action to authorize or in contemplation of any of the actions set forth above in subsections (i), (ii), (iii) or (iv) above.

(f)	“Board of Directors” means the board of directors of the Corporation;

(g)	“Business Day” means any day on which commercial banks are open for business, other than a Saturday, Sunday or statutory holiday in each of Vancouver, British Columbia, The Netherlands or South Africa;

(h)	“Cash Price” has the meaning set out in Section 2.02(a);

(i)	“Change of Control Transaction” has the meaning set out in Section 2.01(b);

(j)	“Claim” has the meaning set out in Section 6.01(1);

(k)	“Common Shares” means the common shares of the Corporation and any other shares of the Corporation which carry voting rights exercisable in all circumstances or under circumstances that have occurred and are continuing or which carry a residual right to participate in the earnings of the Corporation and in its assets upon liquidation or winding-up to an unlimited degree;

(1)	“Consideration Shares” has the meaning set out in the recitals hereto;

(m)	“Control” means, when applied to a relationship between two persons, that a person (the “first person”) is considered to control another person (the “second person”) if:

(i)	the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that person holds the voting securities only to secure an obligation;

(ii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)	the second person is a limited partnership and the first person is the general partner of the limited partnership;

(n)	“Demand Qualification” means a qualification for distribution of Common Shares pursuant to a Qualification Request under Section 3.01;

(o)	“Demand Shares” has the meaning set out in Section 3.01;

(p)	“Expenses” means all expenses incident to the Corporation’s performance of or compliance with Articles 3, 4 and 5 of this Agreement, including all filing fees, stock exchange listing fees, translation costs, costs of preparing technical reports, expenses of compliance with Securities Laws and “blue sky” laws, printing expenses and reasonable fees and disbursements of the Corporation’s legal counsel (including local counsel), independent accountants, investment dealers and other persons retained by the Corporation, but excluding (i) underwriting discounts and selling commissions and (ii) the Corporation’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties);

(q)	“First Objection Notice”, “First Purchaser” and “First Purchaser Identification Notice” have the respective meanings set out in Section 2.02(a);

(r)	“First Release Date” means • 2008, the date which is 8 months following the date of this Agreement;

(s)	“GF Proportionate Interest” shall mean, at any particular time, the percentage that the Common Shares beneficially owned or over which control or direction is exercised by GF Netherlands and its affiliates, collectively, represents of the total number of Common Shares then issued and outstanding on an undiluted basis;

(t)	“Holder” has the meaning set out in Section 2.02(a);

(u)	“Indemnified Party”, “Indemnified Parties” and “Indemnifying Party” have the meanings set out in Section 6.01(3);

(v)	“Maximum Offering Size” has the respective meanings set out in Sections 3.03 and 4.02;

(w)	“Offered Securities” has the meaning set out in Section 2.02(a);

(x)	“Offered Shares” has the meaning set out in Section 5.01(l)(b);

(y)	“Offering Agreement” has the meaning set out in Section 6.01(l)(a);

(z)	“Permitted Transferee” has the meaning set out in Section 2.01(a);

(aa)	“Piggyback Qualification” has the meaning set out in Section 4.01;

(bb)	“Piggyback Shares” has the meaning set out in Section 4.01;

(cc)	“Qualification Request” has the meaning set out in Section 3.01;

(dd)	“qualification for distribution” means the qualification of Common Shares for distribution or the registration of Common Shares under any of the Securities Laws by filing a prospectus and obtaining a receipt therefor, all in such manner as is acceptable to GF Netherlands and its legal counsel, acting reasonably, and “qualified for distribution” and “qualify for distribution” have corresponding meanings;

(ee)	“Sale Notice” has the meaning set out in Section 2.02(a);

(ff)	“Second Objection Notice”, “Second Purchaser” and “Second Purchaser Identification Notice” have the respective meanings set out in Section 2.02(b);

(gg)	“Second Release Date” means • 2008, the date which is 12 months following the date of this Agreement;

(hh)	“Securities Laws” means, collectively, the applicable securities legislation of each of the provinces and territories of Canada and all regulations, rules, orders, rules, rulings, policy statements, instruments, communiqués and interpretation notes issued thereunder or in relation thereto, as amended, re-enacted or replaced from time to time;

(ii)	“subsidiary” means, with respect to any person, any other person in respect of which such first mentioned person possesses, directly or indirectly, the power to vote more than 50% of the outstanding voting securities of such person, or otherwise direct the management or policies of such person, by contract or otherwise and “subsidiaries” means all of such persons collectively;

(jj)	“Transaction” has the meaning set out in the recitals hereto;

(kk)	“Transfer” means, with respect to any securities, any sale, transfer, exchange or other disposition of such securities, and “Transferred” will have a corresponding meaning.

1.02	GF Netherlands’ Common Shares

Any references in this Agreement to Common Shares held by GF Netherlands, or words of like effect, shall be deemed to include Common Shares held by any of GF Netherlands’ affiliates.

1.03	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof, “hereto”, “hereunder” and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.04	Extended Meanings

In this Agreement (i) words importing the singular number only shall include the plural and vice versa, (ii) words importing the masculine gender shall include the feminine and neuter genders and vice versa, (iii) words importing persons shall include individuals, partnerships, associations, trusts, firms, unincorporated organizations, corporations, joint ventures, governments, governmental entities or authorities and any other entities of any kind or nature whatsoever and (iv) wherever the context permits, the words “including”, “includes” and “included” and similar expressions shall be deemed to be followed by the phrase “without limitation”.

1.05	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2 – CERTAIN DEALINGS WITH SECURITIES

2.01	Transfer of Consideration Shares Prior to the Release Dates

Prior to the First Release Date, GF Netherlands will not Transfer any Consideration Shares except as set out in this Section 2.01. During the period from and including the First Release Date and ending immediately prior to the Second Release Date, GF Netherlands will not Transfer more than 50% of the Consideration Shares except as set out in this Section 2.01. GF Netherlands (and any Permitted Transferree (as hereinafter defined) who has had Consideration Shares transferred to it) may Transfer any or all of the Consideration Shares at any time (i) with the consent of the Corporation or (ii) without the consent of the Corporation in the following circumstances:

(a)	to any affiliate of Gold Fields Limited (each, a “Permitted Transferee”) provided that the Permitted Transferee first agrees to become a party to this Agreement as a Holder and to be bound by its terms and conditions to the same extent as GF Netherlands hereunder;

(b)	pursuant to any transaction (a “Change of Control Transaction”) involving a change of Control of the Corporation, including a take-over bid, merger, arrangement, amalgamation, reverse take-over or other business combination, or to any person following the completion of a Change of Control Transaction;

(c)	following the occurrence of an event that results in any person other than the Corporation or an affiliate of the Corporation obtaining at least a 50% interest in the Assets taken as a whole;

(d)	subject to the requirements of Section 2.02 as if such requirements applied to this Section 2.01(d), following the proposal or announcement of a change in law that would have a material adverse effect on GF Netherlands’ ability to own the Consideration Shares;

(e)	at any time after any announcement that securities of the Corporation which are then listed on a stock exchange are to be de-listed from any and all stock exchanges or are subject to a cease trade order lasting more than 30 days;

(f)	at any time after the Corporation ceases, either directly or indirectly through its subsidiaries, to carry on the business conducted by the Corporation, directly or indirectly through its subsidiaries, as at the date of this Agreement; or

(g)	following the occurrence of a Bankruptcy Event or following the occurrence of any event of default in any terms of bank indebtedness of the Corporation or any of its subsidiaries where such indebtedness exceeds $25 million.

2.02	Transfer of Consideration Shares

(a)

On or after the release dates specified in Section 2.01 and for so long as GF Netherlands and any Permitted Transferee collectively beneficially hold Consideration Shares carrying 10% or more of the votes attached to the Common Shares of the Corporation on an undiluted basis, if any such holder (the “Holder”) proposes to sell any Consideration Shares to a party other than a Permitted Transferee, the Holder will provide a notice in writing (the “Sale Notice”) to the Corporation of such intended sale. The Sale Notice will include the number of Consideration Shares (the “Offered Securities”) and the minimum cash price per security at which the Holder is proposing to sell the Offered Securities (the “Cash Price”). For a period of (i) three Business Days (if GF Netherlands and any

Permitted Transferee collectively beneficially hold Consideration Shares carrying 10% or more but less than 20% of the votes attached to the Common Shares of the Corporation on an undiluted basis) and (ii) five Business Days (if GF Netherlands and any Permitted Transferee collectively beneficially hold Consideration Shares carrying 20% or more of the votes attached to the Common Shares of the Corporation on an undiluted basis), after the date of receipt by the Corporation of the Sale Notice, the Corporation will have the right to identify one or more purchasers (which, for greater certainty, may include the Corporation or any of its affiliates) (collectively, the “First Purchaser”) who have indicated to the Corporation a willingness to purchase all but not less than all of the Offered Securities at a price which is not less than the Cash Price and the Corporation will provide notice (the “First Purchaser Identification Notice”) to the Holder identifying the purchaser(s). Unless the Holder provides notice in writing (the “First Objection Notice”) to the Corporation within three Business Days after the date of receipt by the Holder of the First Purchaser Identification Notice that the Holder objects on reasonable commercial grounds (which need to be specified) to transacting with the First Purchaser, the Holder will proceed to effect sales with such First Purchaser within five Business Days after the date of receipt by the Holder of the First Purchaser Identification Notice.

(b)	If the Holder provides the First Objection Notice to the Corporation, for a period of three Business Days after the date of receipt by the Corporation of the First Objection Notice, the Corporation will have the right to identify one or more purchasers (which, for greater certainty, will not include the First Purchaser or its affiliates) (collectively, the “Second Purchaser”) who have indicated to the Corporation a willingness to purchase all but not less than all of the Offered Securities at a price which is not less than the Cash Price and the Corporation will provide notice (the “Second Purchaser Identification Notice”) to the Holder identifying the purchaser(s). Unless the Holder provides notice in writing (the “Second Objection Notice”) to the Corporation within five Business Days after the date of receipt by the Holder of the Second Purchaser Identification Notice that the Holder objects on reasonable commercial grounds (which need to be specified) to transacting with the Second Purchaser, the Holder will proceed to effect sales with such Second Purchaser within ten Business Days after the date of receipt by the Holder of the Second Purchaser Identification Notice.

(c)	If the Holder provides the Second Objection Notice to the Corporation, the Holder will be free to Transfer the Offered Securities to any person other than the First Purchaser or the Second Purchaser.

(d)	Notwithstanding the foregoing, the provisions of this Section 2.02 will not apply to any one or more sales of Consideration Shares either (i) sold privately and carrying in aggregate 5% or less of the votes attached to the Common Shares of the Corporation on an undiluted basis which are completed over any period of 60 or more calendar days, (ii) sales in the market in amounts not exceeding 100,000 Consideration Shares per calendar week or (iii) sold pursuant to qualification rights set out under Article 3 or Article 4.

ARTICLE 3 - DEMAND QUALIFICATION

3.01	Request for Qualification

Subject to Section 3.02, GF Netherlands may at any time, by written notice to the Corporation (a “Qualification Request”), request that the Corporation qualify a “bought deal” distribution of Common Shares held by GF Netherlands, such notice to specify the number of Common Shares (the “Demand Shares”) requested to be qualified for distribution, the jurisdictions where the Demand Shares are to be so qualified the intended method of disposition of the Demand Shares. GF Netherlands may only rely on this Section 3.01 where it is already in possession of a written indicative offer for such “bought deal” from an investment dealer. Promptly upon receipt of a Qualification Request, the Corporation shall use its reasonable commercial efforts to effect, as expeditiously as possible, the qualification for distribution of the Demand Shares to permit the disposition of the Demand Shares in accordance with the intended method of distribution.

3.02	Restrictions on Demand Qualifications

The Corporation shall not be obligated to effect:

(a)	any Demand Qualification where the Demand Shares have a market value of less than $25 million as at the close of business on the Business Day prior to the date of the Qualification Request;

(b)	any Demand Qualification during any “black out” period required by any investment dealer in connection with any previous offering of securities by the Corporation;

(c)	any Demand Qualification in any jurisdiction other than British Columbia, Alberta or Ontario;

(d)	any Demand Qualification that is within 30 days of having received a notice from the Corporation given in good faith that the Corporation intends to effect a financing within the next 30 days;

(e)	more than one Demand Qualification in any 12 month period;

(f)	any Demand Qualification if such Demand Qualification would necessarily result in the Corporation being in breach of applicable Securities Laws such as where the Corporation was then in possession of material information concerning the Common Shares that could not yet be disclosed publicly; or

(g)	any Demand Qualification if it requires the Corporation to qualify any distribution of Common Shares in the United States under a registration statement.

3.03	Priority on Demand Qualification

In circumstances where the Corporation proposes to qualify certain other Common Shares for distribution in addition to the Demand Shares and the Demand Qualification involves the use of investment dealers, if the managing dealer advises the Corporation and GF Netherlands in writing, at any time and from time to time, that in its opinion the number of Common Shares that GF Netherlands and the Corporation have requested to be included in such offering exceeds the number (in this Section 3.03, the “Maximum Offering Size”) which can be sold in an orderly manner in such offering within a price range acceptable to GF Netherlands, the Corporation shall include in such qualification for distribution:

(a)	first, as many of the Demand Shares as will not cause the offering to exceed the Maximum Offering Size; and

(b)	second, as many of any Common Shares proposed to be qualified for distribution by the Corporation as part of the Demand Qualification as will not cause the offering to exceed the Maximum Offering Size.

3.04	Dealer Offerings

If any Demand Qualification involves the use of an investment dealer:

(a)	GF Netherlands shall have the right to select the investment dealers and managers to market such offering subject, to the approval of the Corporation, such approval not to be unreasonably withheld or delayed; and

(b)	the Corporation and GF Netherlands shall each bear or pay their proportionate share of the underwriting discounts and selling commissions determined on the basis of the proportion that the number of Common Shares or Demand Shares included in the Demand Qualification at such party’s request bears to the total number of all Common Shares qualified for distribution.

ARTICLE 4 - PIGGYBACK QUALIFICATION

4.01	Right to Piggyback

If the Corporation proposes to qualify for distribution any Common Shares (other than in connection with any dividend reinvestment plan or share incentive or other employee benefit plan) (a “Piggyback Qualification”), the Corporation shall give notice to GF Netherlands of its intention to do so (specifying in good faith the intended size of such distribution such specification being hereinafter referred to as the “Initial Requirements”) at its earliest practical opportunity but in any event at least two Business Days before the date on which the Corporation proposes to file a preliminary prospectus and, subject to Section 4.02, shall include in such qualification for distribution all Common Shares held by GF Netherlands (the “Piggyback Shares”) with respect to which the Corporation has received from GF Netherlands a written request for inclusion therein within three Business Days of filing of the preliminary prospectus. The notice to GF Netherlands shall advise it of its right to have Common Shares included in the proposed Piggyback Qualification and give full particulars thereof including:

(a)	the date on which the Corporation proposes to file a preliminary prospectus in respect of such Piggyback Qualification;

(b)	whether or not the Piggyback Qualification will involve the use of investment dealers and, if so, the names of the managing or lead investment dealers and whether such offering will be pursuant to a “firm commitment” or “best efforts” offering; and

(c)	to the extent known, an estimate of the anticipated price range within which the Common Shares included in the Piggyback Qualification are to be sold.

4.02	Priority on Piggyback Qualification

If any Piggyback Qualification involves the use of investment dealers and the managing dealer advises the Corporation in writing, at any time and from time to time, that in its opinion the number of Common Shares that the Corporation and GF Netherlands have requested to be included in such offering exceeds the number (in this Section 4.02, the “Maximum Offering Size”) which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, the Corporation shall include in such qualification for distribution:

(a)	first, as many of the Common Shares as will not exceed the Initial Requirements; and will not cause the offering to exceed the Maximum Offering Size;

(b)	second, as many of any Piggyback Shares proposed to be qualified for distribution by GF Netherlands as part of the Piggyback Qualification as will not cause the offering to exceed the Maximum Offering Size; provided, however, GF Netherlands understands that Messrs Vladimir and Andre Agapov (collectively, the “Agapovs”) are entitled to pre-existing distribution rights in relation to Common Shares valued at an aggregate of US$30,000,000 which would entitle them to participate in any such offering. In such event, GF Netherlands and the Agapovs shall have the right to participate in such Piggyback Qualification on an equal basis to each other for so long as the Agapovs are so entitled. For the avoidance of doubt once the Agapovs are no longer entitled to such pre-existing distribution rights, GF Netherlands’ Piggyback Qualification rights under this agreement shall have priority over any other similar rights of any shareholders of the Corporation. The Corporation will notify GF Netherlands as soon as reasonably practicable following confirmation from the Agapovs as to whether the Agapovs intend to exercise any such distribution rights.

4.03	Dealer Offerings

If any Piggyback Qualification involves the use of an investment dealer:

(a)	the Corporation shall be entitled to select the investment dealers and managers to market such offering; and

(b)	the Corporation and GF Netherlands shall each bear or pay their proportionate share of the underwriting discounts and selling commissions determined on the basis of the proportion that the number of Common Shares or Piggyback Shares included in the Piggyback Qualification at such party’s request bears to the total number of all Common Shares qualified for distribution.

ARTICLE 5 - QUALIFICATION PROCEDURES

5.01	Obligations of the Corporation

(1) Subject to Section 3.02, whenever the Corporation receives a request for a Demand Qualification or a Piggyback Qualification, the Corporation shall use its best commercial efforts to effect such qualification for distribution and pursuant thereto the Corporation shall, as expeditiously as reasonably possible, and to the extent necessary by virtue of the Securities Laws of the jurisdictions in which such qualification for distribution is to be effected:

(a)	promptly prepare and file a preliminary prospectus, as the case may be, in the relevant jurisdictions and such other related documents as may be necessary or appropriate relating to the proposed qualification for distribution;

(b)	as soon as possible after any comments of the relevant securities regulatory authorities have been satisfied with respect to such preliminary prospectus, prepare and file under applicable Securities Laws a (final) prospectus and obtain receipts therefor and shall take all other steps and proceedings that may be necessary in order to qualify for distribution under, and in accordance with, such Securities Laws the Common Shares held by GF Netherlands covered by such prospectus (the “Offered Shares”);

(c)	prepare and file with the relevant regulatory authorities such amendments and supplements to such preliminary prospectus or prospectus as may be necessary to comply with the provisions of all applicable Securities Laws with respect to the distribution of the Offered Shares until all of the Offered Shares have been distributed in accordance with the intended method of disposition;

(d)	before filing any document referred to in Sections 5.01(l)(a), (b), (c) or (g), give GF Netherlands and its legal counsel the opportunity to review and comment on such document (all of which documents shall be reasonably satisfactory to GF Netherlands and its legal counsel before they are filed);

(e)	furnish to GF Netherlands such number of copies of the preliminary prospectus, (final) prospectus and any amendment and supplement thereto and such other relevant documents as GF Netherlands may reasonably request in order to facilitate the disposition of the Offered Shares;

(f)	furnish to GF Netherlands:

(i)	an opinion or opinions of counsel for the Corporation in a form that is customary at such time for distributions of securities similar to the distribution of the Offered Shares addressed to GF Netherlands and the investment dealers, if any; and

(ii)	a “comfort” letter addressed to GF Netherlands and the investment dealers, if any, signed by the auditors of the Corporation in a form that is customary at such time and providing comfort in relation to financial information contained in the prospectus;

dated both the effective date of the (final) prospectus and the closing date for the distribution of the Offered Shares;

(g)	(i) immediately notify GF Netherlands of any circumstance or the happening of any event as a result of which any preliminary prospectus, (final) prospectus as then filed or in effect would include an untrue statement of material fact or would omit any fact that is required to be stated or that is necessary to make any statement therein not misleading, (ii) at the request of GF Netherlands, prepare and file a supplement to or an amendment of the preliminary prospectus or (final) prospectus as may be necessary so that such document shall not include an untrue statement of material fact or omit to state any fact that is required to be stated or that is necessary to make any statement therein not misleading and (iii) furnish GF Netherlands such number of copies of the amendment or supplement and such other relevant documents as GF Netherlands may reasonably request;

(h)	qualify for distribution the Offered Shares under the securities laws of such jurisdictions, but limited to British Columbia, Alberta and Ontario, as GF Netherlands may request, and do all such other acts and things as may be reasonably necessary or advisable to enable the Offered Shares to be distributed in such jurisdictions; provided that the Corporation shall not be required to:

(i)	become subject to continuous disclosure or similar requirements under the securities laws of any jurisdiction where, but for this Section 5.01(l)(h), it would not be subject to such requirements,

(ii)	qualify generally to do business as a foreign or extra-provincial corporation in any jurisdiction where, but for this Section 5.01(l)(h), it would not be required to so qualify, or

(iii)	subject itself to any taxation in any jurisdiction where, but for this Section 5.01(l)(h), it would not be subject to such taxation;

(i)	otherwise comply with all applicable Securities Laws during the course of the distribution;

(j)	list the Offered Shares on all stock exchanges or markets on which the Common Shares are then listed or quoted;

(k)	enter into such customary agreements, including underwriting agreements, containing such representations and warranties by the Corporation and such other terms and provisions as are customary therein including, without limitation, rights of indemnity and contribution in favour of the investment dealers;

(1)	in the event of the issuance of any order or ruling suspending the effectiveness of a prospectus receipt, suspending or preventing the use of any prospectus or suspending the qualification for distribution of any of the Offered Shares in any jurisdiction, use its reasonable commercial efforts promptly to obtain the withdrawal of such order or ruling; and

(m)	execute and deliver all such further documents and instruments and do all such acts and things, including obtaining such other certificates and opinions as, in the reasonable opinion of GF Netherlands, is customary in a distribution of securities similar to the distribution of the Offered Shares.

(2) If any Demand Qualification in which Offered Shares are qualified for distribution involves an investment dealer, the Corporation shall not effect any sale of Common Shares other than as part of such distribution during the period (which shall be no more than 30 days) from the date of the public announcement of such offering until closing, or such lesser period as GF Netherlands and the managing investment dealers may agree, other than pursuant to benefit plans or outstanding commitments or to satisfy legal requirements. In addition, if requested to do so by GF Netherlands pursuant to any Demand Qualification, the Corporation shall not (and it shall confirm to GF Netherlands in writing that it shall not), unless it can provide GF Netherlands with reasonable commercial reasons in writing for doing so, effect any sale of Common Shares other than as part of such distribution for a period of 90 days from the date of the (final) prospectus in respect of such distribution.

5.02	Obligations of GF Netherlands

(1) If in the reasonable opinion of counsel to the Corporation it is necessary or appropriate in order to comply with any applicable Securities Laws, the obligations of the Corporation under Article 3 and Article 4 shall be conditional upon each of GF Netherlands and any investment dealer participating in such distribution executing and delivering to the Corporation an appropriate agreement, in a form reasonably satisfactory to counsel for the Corporation, that such person shall comply with all prospectus delivery requirements of all applicable Securities Laws and with anti-stabilization, manipulation and similar provisions of all applicable Securities Laws and shall furnish to the Corporation information about sales made in such offering.

(2) GF Netherlands shall not effect sales of any Offered Shares qualified by or included in a prospectus or deliver any prospectus in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of the receipt for such prospectus, suspending or preventing the use of such prospectus or suspending the qualification for distribution of any of the Offered Shares until such time as such order or ruling shall have been withdrawn or otherwise terminated.

(3) If any Piggyback Qualification involves an investment dealer, GF Netherlands, shall not effect any sale of Common Shares other than as part of such distribution during the period (which shall be no more than 30 days) from the date of the public announcement of such offering until closing, or such lesser period as GF Netherlands and the managing investment dealers may agree. In addition, if requested to do so by the Corporation pursuant to any Piggyback Qualification, GF Netherlands shall not (and it shall confirm to the Corporation in writing that it shall not), unless it can provide the Corporation with reasonable commercial reasons in writing for doing so, effect any sale of Common Shares other than as part of such distribution for a period of 90 days from the date of the (final) prospectus in respect of such distribution.

5.03	Preparation of Documents; Due Diligence

In connection with the preparation and filing of any preliminary prospectus, (final) prospectus or similar document as herein contemplated, GF Netherlands and the investment dealers, if any, and their respective legal counsel, auditors and other representatives, shall be given the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto and there shall be inserted therein such material as is required under applicable Securities Laws or which, in the reasonable judgment of GF Netherlands or such investment dealers and their respective legal counsel, should be included and which is acceptable to the Corporation, acting reasonably. GF Netherlands and such investment dealers shall also be given such access to the books and records of the Corporation and such opportunities to discuss the business and affairs of the Corporation with its officers and auditors as shall be necessary in their respective opinions or in the opinion of their respective counsel, and the Corporation shall cooperate with GF Netherlands and such investment dealers in the conduct of all due diligence which any of the foregoing persons may reasonably require in order for the purposes of establishing a due diligence defence as contemplated by applicable Securities Laws and in order to enable GF Netherlands and such investment dealers to execute any certificates required to be executed by them pursuant to applicable Securities Laws for inclusion in any preliminary prospectus, (final) prospectus or similar document.

5.04	Expenses

(1) Each of the Corporation and GF Netherlands shall pay its proportionate share of all Expenses relating to any Demand Qualification or Piggyback Qualification (based on the proportion that the number of Common Shares that the Corporation or GF Netherlands, as the case may be, is selling bears to the total number of Common Shares being qualified for sale). For greater certainty, GF Netherlands shall pay the fees of its own legal counsel in connection with a Demand Qualification or Piggyback Qualification subject to any rights of indemnification it may have under this Agreement.

(2) The Corporation shall pay all internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties).

ARTICLE 6 - INDEMNIFICATION AND CONTRIBUTION

6.01	Indemnification

(1) The Corporation shall indemnify and hold harmless GF Netherlands, each of its affiliates and each person who controls GF Netherlands within the meaning of the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934, each as amended, and their respective officers, directors and agents, from and against any and all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) including costs of investigation and reasonable fees and expenses of legal counsel (collectively a “Claim”) arising out of or based upon:

(a)	any misrepresentation or alleged misrepresentation, breach of warranty or untrue statement or alleged untrue statement, whether of a material fact or otherwise, contained in any preliminary prospectus, (final) prospectus or similar document (including any amendment or supplement thereto) relating to any Demand Qualification or Piggyback Qualification, or in any underwriting agreement, purchase agreement or other document relating thereto (each an “Offering Agreement”), or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus or similar document (including any amendment or supplement thereto), or any Offering Agreement, a fact, material or not, required to be stated therein or necessary to make a statement therein not misleading; or

(b)	any other breach by the Corporation of any Offering Agreement or applicable Securities Laws;

provided that the Corporation shall not be liable in any such case to the extent that any such Claim arises out of or is based upon any misrepresentation or untrue statement furnished to the Corporation in writing by GF Netherlands and stated to be specifically for use in any such document.

(2) In connection with any qualification for distribution of Common Shares held by GF Netherlands pursuant to this Agreement, the Corporation may request that GF Netherlands indemnify and hold harmless the Corporation and each of its subsidiaries, and their respective officers, directors and agents, from and against any Claim arising out of or based upon:

(a)

any misrepresentation or alleged misrepresentation, breach of warranty or untrue statement or alleged untrue statement, whether of a material fact or otherwise contained in any preliminary prospectus, (final) prospectus or similar document (including any amendment or supplement thereto) relating to any Demand Qualification or Piggyback Qualification or in any underwriting agreement, purchase agreement or other document relating thereto (each an “Offering Agreement”) where such misrepresentation, breach of warranty or untrue statement is caused by information furnished to the Corporation in writing by GF Netherlands and stated to be specifically for use in any such document or arising out of or based upon any omission or alleged omission to state in any such preliminary prospectus, (final) prospectus or similar document (including any amendment or supplement thereto) or any Offering Agreement, a fact, material or not, relating to GF Netherlands not within the Corporation’s knowledge required to be stated therein or necessary to make a statement therein not misleading; or

(b)	any other breach by the GF Netherlands of any Offering Agreement or applicable Securities Laws.

Should GF Netherlands not agree to such indemnification, the Corporation shall not be required to qualify such Common Shares for distribution hereunder.

(3) Each person entitled to indemnification under this Section 6.01 (individually an “Indemnified Party” and collectively the “Indemnified Parties”) shall give notice to the Corporation or GF Netherlands, as the case may be, (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any Claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defence of such Claim or any litigation resulting therefrom, provided that:

(a)	counsel for the Indemnifying Party conducting the defence of such Claim or any litigation resulting therefrom shall have been approved by such Indemnified Party acting reasonably; and

(b)	such Indemnified Party may participate in such defence;

and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve such Indemnifying Party of its obligations under this Section 6.01 to the extent that the Indemnifying Party was not prejudiced by such failure. The Indemnifying Party shall not, in the defence of any such Claim or litigation, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such Claim or litigation.

6.02	Contribution

If the indemnification provided for in Section 6.01 is unavailable or insufficient to hold harmless the Indemnified Parties in respect of any Claim, then the Indemnifying Party shall in lieu of indemnifying the Indemnified Parties contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect the relative fault of the parties thereto in connection with any statements or omissions which resulted in such Claim as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.02 were determined by pro rata allocation or by any other method of allocation which did not take account of the equitable considerations referred to above in this Section 6.02. The amount paid or payable by the Indemnified Parties as a result of such Claim shall be deemed to include any legal or other expenses reasonably incurred by the Indemnified Parties in connection with investigating or defending any such action or claim.

ARTICLE 7 - BOARD REPRESENTATION

7.01	Board Representation

(1)	Commencing on the date hereof and:

(a)	for so long as the GF Proportionate Interest is 15% or more, GF Netherlands shall be entitled to nominate two persons for appointment to the Board of Directors; and

(b)	for so long as the GF Proportionate Interest is less than 15% but not less than 10%, GF Netherlands shall be entitled to nominate one person for appointment to the Board of Directors;

and the Corporation shall direct that such persons be included as management nominees for election as directors in the first management information circular of the Corporation prepared following the date hereof for a meeting of shareholders of the Corporation at which directors are to be elected and in the management information circular prepared in connection with each subsequent meeting of shareholders of the Corporation at which directors are to be elected. The Corporation agrees to solicit proxies from its shareholders for such nominees and to cause management proxies to be voted in favour of such nominees except for such proxies as contain a specific contrary direction.

(2) If any director of the Corporation nominated by GF Netherlands shall cease to be a director for any reason whatsoever, the Corporation shall use its best efforts promptly upon the request of GF Netherlands to cause to be elected or appointed another person nominated by GF Netherlands to replace such director.

(3) In the event that (and for so long as) GF Netherlands does not elect to exercise its rights under Article 7 to nominate persons for the appointment to the Board of Directors, the Corporation agrees that, if (and for so long as) GF Netherlands is so entitled, GF Netherlands will receive all notices and related materials pertaining to, and be entitled to send one or two representatives to attend, any and all meetings of the Board of Directors in the capacity of observer and without any voting rights on such board.

ARTICLE 8 - GENERAL

8.01	Qualification Exemptions

The Corporation shall use its best commercial efforts to file and furnish any reports required to be filed or furnished by it under applicable Securities Laws and to use its reasonable commercial efforts to do all such further acts and things as GF Netherlands may reasonably request to enable GF Netherlands to sell Common Shares held by GF Netherlands to persons to whom the Securities Laws apply under an available exemption from the applicable requirement to qualify for distribution such Common Shares.

8.02	Additional Rights

(1) The Corporation represents and warrants to GF Netherlands that it has not granted to any person other than GF Netherlands any rights to request or require the Corporation to qualify for distribution any securities issued by the Corporation, except as disclosed in writing to GF Netherlands in relation to such rights granted to the Agapovs and as referred to in Section 4.02.

(2) The Corporation shall not enter into any agreement, understanding or commitment that is inconsistent with GF Netherlands’ rights under this Agreement. Without limiting the generality of the foregoing, if the Corporation proposes at any time to grant to any person rights to require the Corporation to qualify for distribution any Common Shares, the Corporation shall give prior notice, which notice shall include give full particulars of such proposed grant, including all relevant circumstances related thereto, and if, in the sole reasonable opinion of GF Netherlands, the terms of such proposed grant are more favourable to such person than the rights granted to GF Netherlands under this Agreement, the Corporation shall not make such grant unless the terms of this Agreement shall have been amended to the extent considered by GF Netherlands, in its sole discretion, to be necessary to provide GF Netherlands with such more favourable rights.

8.03	Injunctive Relief

The Corporation acknowledges and agrees that damages would be inadequate to compensate for the breach of any of its obligations contained in this Agreement and that GF Netherlands and the other Indemnified Parties would be seriously and irreparably injured if any provision of this Agreement is not performed by it in accordance with the specific terms and conditions of this Agreement. Accordingly, the Corporation agrees, without prejudice to any additional or alternative remedies GF Netherlands or the other Indemnified Parties may have, that GF Netherlands and such other Indemnified Parties shall be entitled:

(a)	to an injunction to prevent any breach of this Agreement by the Corporation;

(b)	to enforce specifically the terms and provisions hereof and any obligation in favour of such other Indemnified Parties, or any of them, contained in this Agreement; and

(c)	to declaratory relief or injunctive relief in respect of anything done in breach of an obligation in favour of such other parties, or any of them, contained in this Agreement.

8.04	Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.05	Benefit of the Agreement

This Agreement will be enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. This Agreement shall also enure to the benefit of the Indemnified Parties other than GF Netherlands and their respective successors and permitted assigns. The Corporation acknowledges that GF Netherlands is acting on behalf of and as trustee for the other Indemnified Parties of the Corporation’s covenants and obligations under this Agreement with respect to such Indemnified Parties and of the rights of such Indemnified Parties hereunder. GF Netherlands accepts such trust and shall hold and enforce such covenants and obligations on behalf of the other Indemnified Parties; provided that any such Indemnified Party shall be entitled to enforce such covenants and obligations on its own behalf.

8.06	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties with respect to the subject matter hereof other than as expressly set forth in this Agreement.

8.07	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all the parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

8.08	Assignment

This Agreement may not be assigned by either party without the prior written consent of the other party; provided that GF Netherlands shall be entitled at any time to assign this Agreement to an affiliate thereof provided that (i) such affiliate enters into a written agreement with the Corporation to be bound by the provisions of this Agreement to the same extent as if it had been an original party hereto instead of GF Netherlands and (ii) GF Netherlands shall continue to bound by the provisions of this Agreement.

8.09	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

8.10	Time

Time shall be of the essence of this Agreement.

8.11	Notices

Any demand, notice or other communication to be given under this Agreement shall be given in writing and shall be given by personal delivery or by facsimile transmission addressed to the recipient as follows:

(a)	To GF Netherlands or any other Indemnified Party:

Schipholweg 66A
1st Floor
2316 XE, Leiden
The Netherlands

	Attention:	Johan Pauley

Facsimile No.: +31 (0) 71 528 4636

with a copy to (which shall not constitute notice):

McCarthy Tetrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1E6

	Attention:	Brian Graves

Facsimile No. : +l 416-868-0673

(b)	To the Corporation:

Rusoro Mining Ltd.
355 Burrard Street, Suite 830
Vancouver, British Columbia
V6C 2G8

	Attention:	George Salamis, President

	Facsimile:	+1 604 682-1514

with a copy to (which shall not constitute notice):

Anfield Sujir Kennedy & Durno
1600 Stock Exchange Tower
609 Granville Street
Pacific Centre
Vancouver, British Columbia
V7Y 1C3

Attention:	Michael Kennedy

Facsimile:	+1 604 669-3877

or to such other address, individual or facsimile number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given on a Business Day during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on a Business Day.

8.12	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and each of GF Netherlands and the Corporation irrevocably attorns to the non-exclusive jurisdiction of the courts of British Columbia.

8.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Shareholder Agreement.

RUSORO MINING LTD.

By:
Name:
Title:

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:
Name:
Title:

SCHEDULE D

Form of Debenture

UNSECURED CONVERTIBLE NOTE

FOR VALUE RECEIVED, Rusoro Mining Ltd., a corporation existing under the laws of British Columbia, (the “Borrower”), promises to pay to Gold Fields Netherlands Services B.V., a corporation existing under the laws of the Netherlands (the “Holder”) or its registered assigns or successors in interest, on order the sum of thirty million U.S. dollars (U.S.$[30,000,000]) (the “Principal Amount”), together with any accrued and unpaid interest hereon, on [Closing Date +3 years] (the “Maturity Date”) if not sooner paid.

ARTICLE 1

DEFINITIONS AND INTERPRETATION

In this Convertible Note, unless there is something in the context inconsistent therewith, the following words and phrases shall have the following meanings, respectively:

1.1	“Affiliate” means, in respect of any Person, another Person if:

(a)	one of them is the Subsidiary of the other; or

(b)	each of them is Controlled by the same Person.

1.2	“Applicable Law” means any applicable laws including supranational, national, federal, provincial, territorial, state, municipal and local civil, commercial, banking, securities, tax personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Body.

1.3	“Bankruptcy Event” means, with respect to any Person, that such Person is commercially insolvent or does not pay or perform its obligations generally as they become due or admits its inability to pay or perform its debts generally, that such Person commits an act of bankruptcy or insolvency within the meaning of the Bankruptcy and Insolvency Act (Canada), any Bankruptcy Proceeding is instituted by or against that Person (excluding any Bankruptcy Proceeding being contested by that Person in good faith by appropriate proceedings so long as enforcement remains stayed, none of the relief sought is granted (either on an interim or permanent basis) and such Bankruptcy Proceeding is dismissed within 30 days of its commencement), or that Person takes corporate, partnership or other internal management action to authorise any of the actions set forth above in this definition.

1.4

“Bankruptcy Proceeding” means, with respect to any Person, any proceeding contemplated by any application, petition, assignment, filing of notice or other means, whether voluntary or involuntary, under the Winding-Up and Restructuring Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other like, equivalent or analogous legislation of any jurisdiction seeking any moratorium, reorganization, adjustment, composition, proposal, compromise, arrangement, administration, debt rescheduling or other like or similar relief in respect of any or all of the obligations of such Person, seeking the winding up, liquidation or dissolution of such Person (other than pursuant to any solvent internal reorganization) or all or any part of its property, seeking any award declaring, finding or adjudging such Person insolvent or bankrupt, seeking the appointment (provisional, interim or permanent) of any receiver or resulting, by operation of law, in the bankruptcy of such Person.

1.5	“Borrower” means Rusoro Mining Ltd. and every Successor Corporation.

1.6	“Business Day” means any day on which commercial banks are open for business in each of Amsterdam, Netherlands, Vancouver, British Columbia and South Africa other than a Saturday, a Sunday or a statutory holiday under Applicable Laws.

1.7	“Canadian dollar” or “Cdn$” means lawful currency of Canada.

1.8	“Closing Date” means •, 2007.

1.9	“Common Share” means a common share in the capital of the Borrower.

1.10	“Contract Rate” means a rate as defined in Section 2.1.

1.11	“Control” means, when applied to a relationship between two Persons, that a Person (the “First Person”) is considered to control another Person (the “Second Person”) if:

(a)	the First Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the Second Person carrying votes which, if exercised, would entitle the First Person to elect a majority of the directors of the Second Person, unless that First Person holds the voting securities only to secure an obligation;

(b)	the Second Person is a partnership, other than a limited partnership, and the First Person holds more than 50% of the interests of the partnership; or

(c)	the Second Person is a limited partnership and the First Person is the general partner of the limited partnership.

1.12	“Conversion Date” shall have the meaning ascribed to it in Section 4.2(a).

1.13	“Conversion Share” shall have the meaning ascribed to it in Section 4.1(b).

1.14	“Converted Amount” shall have the meaning ascribed to it in Section 4.1(a).

1.15	“Convertible Note” means this unsecured convertible debenture, as the same may be amended, varied, supplemented, restated, renewed or replaced at any time and from time to time.

1.16	“Corporate Reorganization” shall have the meaning ascribed to it in Section 5.1(a).

1.17	“Event of Default” means an event described in Section 7.1.

1.18	“Event Notice” shall have the meaning ascribed to it in Section 5.4(a).

1.19	“Exchange” means the TSX Venture Exchange.

1.20	“Fixed Conversion Price” means [Note: the number to be inserted upon signing will be the greater of (a) 33% above the Equity Financing Price and (b) US$3.00, rounded to the nearest US$0.01], subject to adjustment as contemplated in Section 5.1.

1.21	“Governmental Body” means any national, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, including securities commissions, stock exchanges, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing.

1.22	“Holder” means Gold Fields Netherlands Services B.V. or its registered assigns or successors in interest.

1.23	“Indebtedness” in respect of any Person, is used in its most comprehensive sense and includes any and all advances, debts, obligations, guarantees, endorsements, duties, responsibilities, undertakings and liabilities of such Person heretofore, now or hereafter made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, direct or indirect, express or implied, whether such Person may be liable individually or jointly with others and whether recovered upon such indebtedness may be or hereafter becomes otherwise unenforceable, and irrespective of the existence or extent of any security therefor;

1.24	“Interest Period” means the period from the signing of this Convertible Note to [Closing date + 12 months]; and the subsequent twelve month periods thereafter being • 2009 and • 2010;

1.25	“Judgment Conversion Date” shall have the meaning ascribed to it in Section 8.8(a)(ii).

1.26	“Judgment Currency” shall have the meaning ascribed to it in Section 8.8(a).

1.27	“Material Adverse Effect” means any event or occurrence which, when considered individually or together with other events or occurrences, has or could reasonably be expected to have a materially adverse effect on:

(a)	the business, operations, results of operations, prospects, assets, liabilities or financial conditions of the Borrower, taken as a whole; and

(b)	the ability of the Borrower to perform its obligations under this Convertible Note.

1.28	“Maturity Date” means [Closing Date + 3 years].

1.29	“Notice Date” shall have the meaning ascribed to it in Section 4.2(a).

1.30	“Notice of Conversion” shall have the meaning ascribed to it in Section 4.2(a).

1.31	“Notice of Redemption” shall have the meaning ascribed to it in Section 3.1.

1.32	“Obligations” means all obligations of the Borrower with respect to the repayment or performance of all obligations (monetary or otherwise) of the Borrower arising under or in connection with this Convertible Note.

1.33	“Optional Redemption” shall have the meaning ascribed to it in Section 3.1.

1.34	“Person” includes any individual, firm partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal person representative, or other entity however designated or constituted;

1.35	“Principal Amount” means the sum of thirty million U.S. dollars (U.S.$[30,000,000]).

1.36	“Redemption Amount” shall have the meaning ascribed to it in Section 3.1.

1.37	“Redemption Payment Date” shall have the meaning ascribed to it in Section 3.1.

1.38	“Redemption Period” shall have the meaning ascribed to it in Section 3.1.

1.39	“Shareholder Agreement” means the Shareholder Agreement entered into between the Borrower and the Holder on the Closing Date.

1.40	“Special Distribution” shall have the meaning ascribed to it in Section 5.l(b).

1.41	“Subsidiary” means a Person that is Controlled by another Person and includes a subsidiary of that Person.

1.42	“Successor Corporation” means any corporation which is formed by the amalgamation, merger, restructuring or reorganization of the Borrower.

1.43	“U.S. dollar” and “U.S.$” mean lawful currency of the United States of America.

ARTICLE 2

INTEREST AND AMORTIZATION

2.1	Contract Rate

Subject to Sections 2.3 and 8.10, interest payable on the portion of the Principal Amount of this Convertible Note that remains outstanding from time to time shall accrue from day to day on the basis of a 360 day year and compounded semi-annually at a rate per annum equal to seven percent (7.00%) (the “Contract Rate”).

2.2	Payment Dates

(a)	Interest accrued on this Convertible Note shall be payable, without duplication, on:

(i)	the last day of each Interest Period;

(ii)	the Maturity Date;

(iii)	with respect to the redemption of this Convertible Note pursuant to Section 3.1, the Redemption Payment Date; and

(iv)	on such other date on which the Principal Amount and accrued and unpaid interest thereon shall become due and payable hereunder.

(b)	The amount of accruing interest on this Convertible Note shall be calculated during each Interest Period applicable thereto by the Holder on the outstanding Principal Amount.

(c)	Interest on Converted Amounts shall accrue up to the day immediately prior to the Conversion Date. Accrued and unpaid interest on a Converted Amount shall be payable at the end of the Interest Period during which the Conversion Date occurred.

2.3	Post-Maturity Interest

After the maturity of all or any portion of the Principal Amount or after any other Obligations shall have become due and not been paid, the Borrower shall pay interest (after as well as before judgment) on the Principal Amount outstanding from it so matured and on any such other Obligations outstanding hereunder from it at a rate per annum equal to [eleven (11%)] percent.

2.4	Currency

All payments by the Borrower pursuant to this Convertible Note, whether in respect of the Principal Amount, interest or other Obligations, shall be paid in U.S. dollars. All such payments shall be made by the Borrower to the Holder by delivery of U.S. dollars in immediately available funds to an account of the Holder, which account shall be designated from time to time by notice to the Borrower from the Holder (and, if such payment shall be of less than the due amount of the relevant payment Obligation then due and owing, for the benefit of the Holder in accordance with its respective portion of the aggregate unpaid amount of similar payment Obligations). All such payments shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., Vancouver time, on the date when due. Any payments received hereunder after the time and date specified in this Section 2.4 shall be deemed to have been received by the Holder on the next following Business Day.

ARTICLE 3

REDEMPTION RIGHT

3.1	Optional Redemption in Cash

At any time after the Closing Date, the Borrower will have the option of prepaying this Convertible Note in whole or in part from time to time (“Optional Redemption”) by paying to the Holder the Principal Amount of this Convertible Note (or such part) as at the Redemption Payment Date, together with accrued but unpaid interest on the Principal Amount (or such part) and any and all other unpaid amounts then due, accrued, payable or owing to the Holder under this Convertible Note (the “Redemption Amount”) on the Redemption Payment Date. The Borrower shall deliver to the Holder a written notice of redemption (the “Notice of Redemption”) specifying the date for such

Optional Redemption (the “Redemption Payment Date”), which date shall be not less than twenty (20) days after the date of the Notice of Redemption (the “Redemption Period”). A Notice of Redemption shall be irrevocable and shall not be effective with respect to any portion of this Convertible Note for which: (i) the Holder has previously delivered a Notice of Conversion; or (ii) the Holder delivers a Notice of Conversion during the Redemption Period. The Redemption Amount shall be determined as if the Holder’s conversion elections had been completed immediately prior to the date of the Notice of Redemption. On the Redemption Payment Date, the Redemption Amount must be irrevocably paid in full in immediately available funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date, then such Notice of Redemption shall be null and void and the Borrower shall be in breach of this Convertible Note.

ARTICLE 4

CONVERSION RIGHTS

4.1	Conversion

(a)	Until the Principal Amount is paid in full, the Holder shall have the right, but not the obligation, at any time, both before and after the occurrence of an Event of Default, to convert into Common Shares at the Fixed Conversion Price all or any portion of the Principal Amount (the “Converted Amount”), subject to the terms and conditions set forth in this Article 4. The Holder may exercise such right by delivery to the Borrower of a written Notice of Conversion as contemplated by Section 4.2.

(b)	The Common Shares to be issued upon conversion under this Article 4 are herein referred to as the “Conversion Shares”.

4.2	Conversion Mechanics

(a)

In the event that the Holder elects to convert this Convertible Note into Common Shares, the Holder shall give notice of such election by telecopying or delivering an executed and completed notice of conversion in substantially the form of Exhibit A hereto (appropriately completed) (a “Notice of Conversion”) to the Borrower at least five (5) Business Days prior to the proposed date of conversion (the “Conversion Date”) and such Notice of Conversion shall identify the Converted Amount, the Conversion Date and the Fixed Conversion Price. Each date on which a Notice of Conversion is delivered or telecopied to the Borrower and deemed effectively received by the Borrower in accordance with the provisions of Section 8.3 shall be deemed a “Notice Date”. The Holder shall surrender this Convertible Note to the Borrower together with the Notice of Conversion on each Notice Date and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount, accrued interest and other amounts due, accrued, payable or owing as entered in its records and shall provide written notice thereof to the Borrower within one (1) Business Day of the Conversion Date. Pursuant to the terms of a Notice of Conversion, the Borrower will issue instructions to its transfer agent accompanied by an opinion of counsel (if required) no later than three (3) Business Days after the Notice Date and shall use its best efforts to have the transfer agent deliver certificates representing the Conversion Shares to or to the order of the Holder no later than three (3) Business Days after the Conversion Date, together with any other stock or other securities and property (including cash, where applicable) to which the Holder is entitled upon such conversion pursuant to Section 5.1. In the case of the exercise of the conversion rights set forth herein, the conversion rights shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the Conversion Date. On the Conversion Date, the Holder shall deliver this Convertible Note to the Borrower for cancellation and, if a part only of the Principal Amount is converted on such Conversion Date, the Borrower shall issue a new Convertible Note evidencing the remaining Principal Amount outstanding. The Holder shall be treated for all purposes as the record holder of the Conversion Shares from and after the Conversion Date, unless the Holder provides the Borrower written instructions to the contrary.

(b)	The number of Conversion Shares to be issued upon each conversion of this Convertible Note shall be determined by dividing the Converted Amount by the Fixed Conversion Price rounded down to the nearest whole share.

(c)	The Borrower shall assume and pay all reasonable expenses incurred in connection with the issuance of the Conversion Shares, including any legal fees resulting from the conversion.

4.3	Reservation and Listing of Shares

(a)	From the Closing Date and until full and final payment of all amounts due, accrued, payable or owing under this Convertible Note, the Borrower will reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of issue upon exercise of the Convertible Note by the Holder, and conditionally allot to the Holder for issuance upon such exercise, a sufficient number of Common Shares to provide for the issuance of the Conversion Shares upon the full conversion of this Convertible Note. The Borrower represents that upon issuance, the Conversion Shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Convertible Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing share certificates to execute and issue the necessary certificates for the Conversion Shares upon the conversion of this Convertible Note, subject to the terms and conditions of this Convertible Note.

(b)	The Borrower shall, at its expense and as expeditiously as possible, use its best efforts to cause all Conversion Shares issuable under this Convertible Note to be duly listed on the Exchange and on any other stock exchange on which the Common Shares may then be listed or admitted to trading at the latest seven (7) Business Days from the Conversion Date.

4.4	Resale Restrictions

For greater certainty, any and all Conversion Shares acquired by the Holder pursuant to the exercise of conversion rights under this Convertible Note shall be subject to any contractual or legal restrictions as to their resale, distribution or trades, including those restrictions contained in the Shareholder Agreement.

ARTICLE 5

ADJUSTMENT

5.1	Adjustment

The kind and number or amount of Common Shares or other securities or property that the Holder is entitled to receive upon exercise of the conversion rights pursuant to Section 4.1(a) at any date shall be subject to adjustment from time to time as follows:

(a)	If and whenever, at any time from and after the Closing Date until full and final payment of all amounts due, accrued, payable or owing under this Convertible Note, there is:

(i)	a reclassification of the Common Shares outstanding, a change or exchange of Common Shares into or for other shares or securities, a subdivision of any outstanding Common Shares into a greater number of Common Shares, a combining, reduction or consolidation of any outstanding Common Shares into a smaller number of Common Shares, the issuance of Common Shares as or by way of a stock dividend or other distribution or any other capital reorganization of the Borrower, except as described in Section 5.1(b);

(ii)	a consolidation, merger, amalgamation, arrangement or other form of business combination of the Borrower with or into another corporation or other entity resulting in a reclassification of the Common Shares outstanding or a change or exchange of Common Shares into or for other shares or securities; or

(iii)	a transaction whereby all or substantially all of the undertaking and assets of the Borrower become the property of another Person,

(any such event being herein called a “Corporate Reorganization”), upon any exercise of the Convertible Note pursuant to Section 4.1(a) after the effective date of such Corporate Reorganization, the Holder will be entitled to receive and will accept, in lieu of the Common Shares to which it would otherwise have been entitled, the kind and number or amount of shares or other securities or property that it would have been entitled to receive as a result of such Corporate Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares which it would have received had the Principal Amount, any accrued and unpaid interest thereon to the Conversion Date and any and all other unpaid amounts then due, accrued, payable or owing with respect thereto under this Convertible Note and sought to be converted had been converted pursuant to Section 4.1(a) immediately before such effective date.

(b)	If and whenever, at any time from and after the Closing Date until full and final payment of all amounts due, accrued, payable or owing under this Convertible Note, the Borrower fixes a record date for the issue by way of dividend or other distribution to all or substantially all holders of Common Shares:

(i)	securities of the Borrower, other than Common Shares;

(ii)	evidence of Indebtedness;

(iii)	any cash, property or other assets;

(iv)	any rights, options or warrants to subscribe for, purchase or otherwise acquire securities of the Borrower (including Common Shares or securities convertible into or exchangeable for Common Shares) or any of its cash, property or assets and including evidences of indebtedness, and to the extent that such dividend or distribution does not constitute an event described in Section 5.1(a) (any of such non-excluded events being herein called a “Special Distribution”) and effective immediately after the record date at which holders of Common Shares are determined for purposes of the Special Distribution, the kind and number or amount of Common Shares or other securities or property that the Holder is entitled to receive upon exercise of the conversion rights pursuant to Section 4.1(a) shall be adjusted by such amount and in such manner as is determined by the auditors of the Borrower to be appropriate in order to properly reflect the diminution of value of the Common Shares as a result of such Special Distribution (without reference to actual market value of those Common Shares).

5.2	Adjustment Mechanics

The following rules and procedures will be applicable to adjustments made pursuant to this Article 5:

(a)	the adjustments and readjustments provided for in this Article 5 are cumulative and, subject to Section 5.2(b) below, will apply (without duplication) to successive events that require such an adjustment;

(b)	no adjustment or readjustment provided for in Section 5.1(b) which would have the effect of increasing or decreasing the number of Common Shares or other securities or property that the Holder is entitled to receive upon exercise of the conversion rights pursuant to Section 4.1(a) shall be made unless the adjustment would result in a cumulative increase or decrease of at least one percent (1%) in such number of Common Shares or other securities or property, provided that any such adjustment which, except for the provisions of this Section 5.2(b), would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustment;

(c)	for the purposes of Section 5.1(b), there will be deemed not to be outstanding:

(i)	any Common Share owned by or held for the account of the Borrower;

(ii)	any Common Share owned by or held for the account of any wholly-owned Subsidiary of the Borrower; and

(iii)	the percentage of Common Shares owned by or held for the account of any Subsidiary that is not a wholly-owned Subsidiary, that is equal to the direct and indirect percentage interest in the Borrower in the outstanding shares of such Subsidiary that carry a residual right to participate to an unlimited degree in its earnings and in its assets on liquidation or winding-up;

(d)	in the absence of a resolution of the board of directors of the Borrower fixing a record date for purposes of any event referred to in this Article 5, the Borrower will be deemed to have fixed as the record date therefor the date at which the event is effected or such other date as may be required by law; and

(e)	in the event of any question arising with respect to the application of any adjustments provided in this Article 5, such questions shall be conclusively determined by a firm of chartered accountants appointed by the Holder and acceptable to the Borrower (who may be the auditors of the Borrower). Such accountants shall have access to all necessary records of the Borrower and such determination shall be binding upon the Borrower and the Holder.

5.3	Participation by Holder

In the event of the occurrence of a matter referred to in Section 5.1, no adjustment will be effected pursuant to this Article 5 if the Holder is allowed to participate in such Corporate Reorganization or Special Distribution as if the Holder had exercised the conversion rights under Section 4.1(a) in full immediately prior to the record date of such event.

5.4	Notice

The Borrower covenants with the Holder that from and after the Closing Date until full and final payment of the Principal Amount:

(a)	it will give written notice (the “Event Notice”) to the Holder, in the manner provided in Section 8.3, of its intention to fix a record date for any event referred to in Section 5.1 which may give rise to an adjustment pursuant to this Article 5, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Borrower shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given; provided further that such notice shall be given not less than ten (10) days in each case prior to such applicable record date; and

(b)	it will give written notice to the Holder, in the manner provided in Section 8.3, of any tender or exchange offer for Common Shares, and, in each case, such notice shall specify the particulars of such offer; provided that such notice shall be given forthwith upon such offer coming to the attention of the Borrower.

ARTICLE 6

COVENANT

6.1	Covenant of the Borrower

So long as any of the Principal Amount or other amounts payable hereunder remain outstanding or this Convertible Note is in effect, and except as otherwise permitted by the prior written consent of the Holder, the Borrower covenants and agrees to observe that it will be able to, and will duly and punctually, pay or cause to be paid when due the Principal Amount and all interest thereon.

ARTICLE 7

EVENTS OF DEFAULT

7.1	Events of Default

The occurrence of any one or more of the following shall constitute an “Event of Default” by the Borrower:

(a)	the Borrower fails to pay when due any part of the amounts due, accrued, payable or owing under this Convertible Note (whether on account of the Principal Amount, interest or otherwise);

(b)	the Borrower commits any material breach or fails to perform or observe any material obligation, covenant or provision contained in this Convertible Note or any other agreement between the Holder and the Borrower or any of its Affiliates;

(c)	the Borrower carries on a business which its constating documents prohibit it from carrying on, or loses its charter by expiration, forfeiture or otherwise, or ceases or threatens to cease to carry on business as a going concern, or if a resolution is passed, a petition is filed or an order is made for the dissolution, liquidation or winding-up of the Borrower or for the suspension of the operations of the Borrower, except for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially impair the Borrower’s ability to perform its obligations hereunder;

(d)	if a final judgment or decree for the payment of money due has been obtained or entered against the Borrower in an amount in excess of twenty million U.S. dollars (U.S.$20,000,000) and such judgment or decree has not been and remained vacated, discharged or stayed pending appeal within the applicable appeal period;

(e)	any Bankruptcy Event with respect to the Borrower occurs or the Borrower takes corporate or other internal administrative, management or other governance action to authorise any Bankruptcy Proceeding; or

(f)	if a custodian, liquidator, receiver, receiver and manager, receiver-manager, trustee or any other Person with similar powers is appointed for the Borrower or any assets or property of the Borrower.

7.2	Notice of Event of Default

(a)	If the Borrower commits an Event of Default specified in Section 7.1(c), (d), (e) or (f), the Holder may, at its option and without prejudice to any other rights and remedies available to it, serve upon the Borrower a written notice and the Principal Amount and all interest accrued and unpaid thereon and all other amounts owing by the Borrower to the Holder pursuant to this Convertible Note shall immediately become due and payable.

(b)	If the Borrower commits an Event of Default specified in Section 7.1(a) or (b), the Holder may serve a written notice on the Borrower calling for the relevant Event of Default to be remedied and if on the expiry of ten (10) Business Days following service of the notice of default either:

(i)	the Event of Default has not been remedied by the Borrower; or

(ii)	if the Event of Default is incapable of being remedied by the Borrower (either within such ten (10) Business Day period or at all) and the Borrower has not paid monetary compensation acceptable to the Holder in lieu of remedying such Event of Default (such compensation shall include all costs, including reasonable legal costs, incurred by the Holder in enforcing or attempting to enforce its rights hereunder), then at the option of the Holder (without prejudice to any other rights and remedies available to it), the entire Principal Amount and all interest accrued and unpaid thereon and all other amounts owing by the Borrower to the Holder pursuant to this Convertible Note shall, upon written notice by the Holder to the Borrower, immediately become due and payable.

ARTICLE 8

MISCELLANEOUS

8.1	Cumulative Remedies

The remedies under this Convertible Note shall be cumulative.

8.2	Failure or Indulgence Not Waiver

No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

8.3	Notices

Any notice herein required or permitted to be given shall be in writing and shall be deemed effectively received: (a) upon personal delivery to the party notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day or (c) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Borrower and the Holder at the addresses provided below or at such other address as the Borrower or Holder may designate by ten (10) Business Days advance written notice to the other parties hereto.

(a)	If to the Borrower, at:

Rusoro Mining Ltd.
355 Burrard Street, Suite 830
Vancouver, British Columbia
V6C 2G8
	Attention:	George Salamis, President
	Facsimile:	(604) 682-1514

with a copy to (which shall not constitute notice):

Anfield Sujir Kennedy & Durno
1600 Stock Exchange Tower
609 Granville Street
Pacific Centre
Vancouver, British Columbia
V7Y 1C3
	Attention:	Michael Kennedy
	Facsimile:	(604) 669-3877

(b)	If to the Holder, at:

Schipholweg 66A
1st Floor
2316 XE, Leiden
The Netherlands
	Attention:	Johan Pauley
	Facsimile:	+31 (0) 71 528 4636

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario M5K 1E6
	Attention:	Brian Graves
	Facsimile:	(416) 868-0673

8.4	Amendment Provision

The term “Convertible Note” and all references thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument as such successor instrument may be amended or supplemented.

8.5	Assignability

The Borrower shall not be entitled to assign and/or transfer all or any of its rights, benefits and obligations under this Convertible Note, except with the written consent of the Holder. The Holder may at any time assign and/or transfer all or any of its rights and benefits under this Convertible Note to a third party.

8.6	Cost of Collection

In case of any Event of Default, the Borrower shall pay the Holder’s reasonable costs of collection, including fees of the Holder’s legal counsel.

8.7	Governing Law

This Convertible Note shall be governed by and construed exclusively in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflicts of law.

8.8	Judgment Currency

(a)	If for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 8.8 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Convertible Note, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 8.8(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”)

(b)

If in the case of any proceeding in the court of any jurisdiction referred to in Section 8.8(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of U.S. dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Convertible Note.

8.9	Severability

In the event that any provision of this Convertible Note is invalid or unenforceable under any Applicable Law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such Applicable Law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Convertible Note.

8.10	Maximum Payments

Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by Applicable Law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by such law, any payments in excess of such maximum rate shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

8.11	Construction

Each party acknowledges that its legal counsel participated in the preparation of this Convertible Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Convertible Note to favour any party against the other.

IN WITNESS WHEREOF, the Borrower has caused this Convertible Note to be signed in its name effective as of this • day of •, 2007.

RUSORO MINING LTD.

By:
Name:
Title:

EXHIBIT A

NOTICE OF CONVERSION

(To be executed by the Holder in order to convert the Convertible Note)

All capitalised terms used in this Notice of Conversion shall, unless the context requires otherwise, have the meaning ascribed to them in the Convertible Note dated as of •, 2007 issued by • as Borrower.

The undersigned hereby elects to convert the Converted Amount of U.S. dollar                                  owing with respect to the Convertible Note in accordance with the terms and conditions set forth in the Convertible Note, as of the date written below.

Conversion Date:

Fixed Conversion Price:

Common Shares to be Delivered:

Signature:

Print Name:

Address:

Delivery and Registration Instructions: